      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1997

                                                      REGISTRATION NO. 333-23245
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                                   ITEQ, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                             3443                            41-1667001
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)
                                                                      MARK E. JOHNSON
          2727 ALLEN PARKWAY, SUITE 760               CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
              HOUSTON, TEXAS 77019                                      ITEQ, INC.
            TELEPHONE: (713) 285-2700                          2727 ALLEN PARKWAY, SUITE 760
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE                     HOUSTON, TEXAS 77019
  NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S                   TELEPHONE: (713) 285-2700
          PRINCIPAL EXECUTIVE OFFICES)               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                                                         NUMBER, INCLUDING AREA CODE, OF AGENT FOR
                                                                         SERVICE)

                               ------------------
                                   COPIES TO:

              RICHARD L. WYNNE                                 MELISSA M. MARTIN
           PORTER & HEDGES, L.L.P.                          ANDREWS & KURTH L.L.P.
          700 LOUISIANA, 35TH FLOOR                        4200 TEXAS COMMERCE TOWER
          HOUSTON, TEXAS 77002-2764                          HOUSTON, TEXAS 77002
          TELEPHONE: (713) 226-0600                        TELEPHONE: (713) 220-4448
             FAX: (713) 228-1331                              FAX: (713) 220-4285

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
     OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


SUBJECT TO COMPLETION, DATED MAY 1, 1997


LOGO

--------------------------------------------------------------------------------
5,050,000 SHARES
COMMON STOCK
--------------------------------------------------------------------------------

Of the 5,050,000 shares of Common Stock offered hereby (the "Offering"), 4,300,000 shares are being sold by ITEQ, Inc. ("ITEQ" or the "Company") and 750,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"), certain of which shares may be sold in the United Kingdom or otherwise outside of the United States. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders."



The Common Stock is quoted on the Nasdaq National Market under the symbol "ITEQ." On April 28, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $6 1/16 per share. See "Price Range of Common Stock."


FOR INFORMATION CONCERNING CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                       PRICE TO         UNDERWRITING     PROCEEDS TO         PROCEEDS TO SELLING
                                       PUBLIC           DISCOUNT(1)      COMPANY(1)(2)       STOCKHOLDERS
Per Share                              $                $                $                   $
Total(3)                               $                $                $                   $

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses of the Offering payable by the Company estimated at $550,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 757,500 shares of Common Stock, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, and Proceeds to the Company will be
    $        , $        , and $        , respectively. See "Underwriting."

The shares of Common Stock are offered severally by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York against payment therefor on or
about May   , 1997.

DEUTSCHE MORGAN GRENFELL

                           EVEREN SECURITIES, INC.
                                                 SANDERS MORRIS MUNDY

The date of this Prospectus is May   , 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information herein and in the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all references to the "Company" or to "ITEQ" refer to ITEQ, Inc., its predecessors and subsidiaries, and all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "Underwriting."

                                  THE COMPANY

GENERAL

     ITEQ is a rapidly growing provider of manufactured equipment, engineered systems and services used in the processing, treatment and movement of gases and liquids. It is the leading domestic manufacturer of shell and tube heat exchangers, principally for petrochemical and refining applications, and a leading producer of baghouses, scrubbers, fans and other filtration systems and components for environmental and general industrial applications. ITEQ also manufactures specialized process equipment, such as reactors, blenders, stacks, towers, columns and pressure vessels, principally for the refining, petrochemical and plastics industries. The Company operates internationally, with its equipment, systems and services sold or utilized in over 30 countries worldwide.

     ITEQ believes that through acquisitions of complementary businesses it has been able to capitalize on its relationships with existing customers through cross-selling opportunities. Additionally, through its international distribution network and broad offering of products and services, the Company has benefitted from its customers' continuing consolidation of their sources of supply.


     In recent years, annual worldwide capital expenditures for hydrocarbon process equipment and industrial air filtration equipment have averaged approximately $40 billion, of which approximately 30% represents the domestic market. Although there is no dominant manufacturer of equipment and systems for the highly fragmented domestic markets served by the Company, ITEQ is the largest domestic manufacturer of shell and tube heat exchangers, with a market share of approximately 15%. Similarly, ITEQ believes it is one of the largest domestic producers of certain industrial air filtration products for the selected niche markets served and that its presence in the hydrocarbon process equipment market is significant, particularly for thin-wall, large-diameter vessels.


BUSINESS STRATEGY

     The Company aspires to be a leading provider of manufactured equipment, engineered systems and services used in the niche industrial markets in which it operates and to expand its markets through acquisitions of complementary product and service lines. ITEQ has experienced rapid growth since its inception in 1990 through a combination of strategic acquisitions and internal growth.

     Acquisition Strategy. ITEQ pursues a strategy of acquiring leading providers of complementary manufactured products and services in highly fragmented industrial equipment markets, with a view to further consolidating those markets. ITEQ believes it is one of the few domestic acquirers and consolidators of businesses in those markets. In general, ITEQ pursues the acquisition of businesses which satisfy most of the following criteria:

     - Well managed, typically privately-held, domestic companies serving niche industrial markets.

     - Large defensible share of their respective markets, involving proven technologies.

     - Provide complementary products and services which afford cross-selling opportunities or are direct competitors.

     - Significant installed product bases and long operating histories.

     - Potential for significant expansion into international markets.

     - Predictable cash flow and earnings potential.

     - Potential for internal synergies and economies of scale.

     ITEQ has made seven acquisitions to date, including the acquisition of Ohmstede, Inc. ("Ohmstede") in November 1996, which contributed approximately $100.2 million to the Company's pro forma 1996 revenues of $193.9 million. The Company continually screens potential acquisition candidates, and ITEQ believes that further acquisitions are likely in future periods, although no assurance can be given that any additional acquisitions will be completed.

     Internal Growth. The Company has experienced significant internal growth in recent years despite operating in mature markets. This growth has resulted from the Company's strategy of gaining additional market share by selling its products, and those acquired through acquisitions, to existing and new customers and industries, introducing new products, and developing its international markets. In addition, each of the acquired businesses has a substantial installed base of products, and ITEQ has achieved further revenue increases through additional emphasis on the maintenance and refurbishment aftermarkets.

     Increasingly, and consistent with ITEQ's overall growth strategy, major industrial concerns are consolidating their sources of supply for goods and services in an effort to obtain worldwide single-source suppliers for broad ranges of systems, equipment and services. In fragmented markets such as those served by the Company, further industry consolidation is to be expected. At present, the Company believes that no other supplier of products and services to the niche markets presently served offers as broad an array of products and services as those offered by the Company. ITEQ believes its current product lines and its acquisition strategy position it to benefit from this ongoing trend.

                             ---------------------

     The Company was incorporated in Delaware in 1990 under the name Air-Cure Environmental, Inc. The Company changed its name in 1993 to Air-Cure Technologies, Inc., and in March 1997, the Company changed its name to ITEQ, Inc. The ITEQ name stands for "international, technologies and equipment." The Company's principal executive offices are located at 2727 Allen Parkway, Suite 760, Houston, Texas 77019, and its telephone number is (713) 285-2700.

                             ---------------------

                                  THE OFFERING


Common Stock offered by the Company....................  4,300,000 shares
Common Stock offered by the Selling Stockholders.......  750,000 shares
Common Stock to be outstanding after the Offering(1)...  16,195,793 shares
Use of proceeds by the Company.........................  To repay outstanding indebtedness and to fund the acquisition of
                                                         Exell, Inc. See "Use of Proceeds."
Nasdaq National Market symbol..........................  ITEQ


---------------


(1) Does not include 2,754,688 shares of Common Stock issuable upon exercise of outstanding options and warrants.

                             SUMMARY FINANCIAL DATA

     The following presents summary historical financial data of the Company as of the date and for the periods presented, and as adjusted for the sale of the Common Stock by the Company offered hereby and the application of the net proceeds therefrom solely to repay indebtedness and not for the proposed acquisition of Exell, Inc. See "Use of Proceeds" and "Capitalization." The pro forma financial data set forth below gives effect to the acquisition of Ohmstede as if it had been consummated on January 1, 1996. The pro forma data is derived from the historical financial statements of the Company giving effect to the Ohmstede acquisition under the purchase method of accounting and is based on assumptions and adjustments described in the Unaudited Pro Forma Combined Financial Information contained elsewhere in this Prospectus. The results of Ohmstede are included in the Company's historical results for the three months ended March 31, 1997, and therefore pro forma financial data for this period is not included.



                                                                                                           THREE
                                                                                                          MONTHS
                                                                                           PRO FORMA       ENDED
                                                            YEAR ENDED DECEMBER 31,        YEAR ENDED    ---------
                                                        -------------------------------   DECEMBER 31,   MARCH 31,
                                                          1994       1995        1996         1996         1997
                                                        --------   ---------   --------   ------------   ---------
                                                           AS         AS
                                                        RESTATED(1) RESTATED(1)           (UNAUDITED)  (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..............................................  $61,826    $113,164    $110,804     $193,928      $48,494
Cost of revenues(2)...................................   49,135      93,262      88,949(3)   152,743(3)    38,870
                                                        -------    --------    --------     --------      -------
Gross profit..........................................   12,691      19,902      21,855       41,185        9,624
Selling, general and administrative costs.............    8,926      11,645      11,977       21,400        4,807
Sales commissions.....................................    1,327       2,477       2,755        3,092          645
Depreciation and amortization.........................      845       1,009       1,146        2,118          481
Merger costs, restructuring charges and other
  nonrecurring costs..................................       --       1,335       3,704        3,704           --
Interest expense, net.................................      888       1,502       2,660        7,851        1,807
Other income..........................................      112         326         305          589          102
                                                        -------    --------    --------     --------      -------
Earnings (loss) before provision for income taxes.....      817       2,260         (82)       3,609        1,986
                                                        -------    --------    --------     --------      -------
Provision for income taxes............................      338       1,500           4        1,356          813
                                                        -------    --------    --------     --------      -------
Net earnings (loss)...................................  $   479    $    760    $    (86)    $  2,253      $ 1,173
                                                        =======    ========    ========     ========      =======
Net earnings (loss) per common share..................  $   .04    $    .07    $   (.01)    $    .19      $   .10
                                                        =======    ========    ========     ========      =======
Weighted average common and common equivalent shares
  outstanding.........................................   10,891      11,552      11,481       11,604       12,272

OTHER DATA:
EBITDA(4).............................................  $ 3,218    $  6,728    $  8,847     $ 19,556      $ 4,274
Capital expenditures..................................      657         932         991        3,516          490


                                                                  MARCH 31, 1997
                                                              -----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 22,169     $ 22,169
Total assets................................................   128,294      128,294
Total debt..................................................    63,356       39,237
Stockholders' equity........................................    25,241       49,360
Percentage of total debt to total capitalization............       72%          44%


---------------

(1) See Note 1 to the Consolidated Financial Statements.


(2) Includes depreciation and amortization of $668, $622, $719, $1,574 and $275 for the years ended December 31, 1994, 1995 and 1996, pro forma year ended December 31, 1996, and the three months ended March 31, 1997, respectively.


(3) Includes $700 of restructuring charges. See Note 3 to the Consolidated Financial Statements.

(4) EBITDA represents income before interest expense, provision for income taxes, depreciation and amortization, and merger costs, restructuring charges and other nonrecurring costs; the manner in which EBITDA is calculated in this Prospectus may differ from such calculations by other entities. EBITDA is presented for informational purposes and not as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus. This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus regarding the Company's financial position, business strategy, and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in the risk factors set forth below, in "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus and the documents incorporated herein by reference. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

DEPENDENCE ON INDUSTRY SPENDING; SEASONALITY

     The prospects for the Company depend upon the level of capital and maintenance expenditures by its industrial customers, in particular those by petrochemical and refining concerns. These industries historically have been cyclical in nature and vulnerable to general downturns in the economy. Decreases in industry spending could have a significant adverse effect upon the demand for the Company's products and services and the Company's results of operations.

     The Company historically has experienced quarterly fluctuations in its operating results. Operating results in any quarter are dependent upon the timing of equipment and system sales, which may vary considerably among quarters. In recent years, the Company has experienced greater revenues and net income in its second and third quarters, partially as a result of the budgetary and procurement processes of its customers.

ACQUISITIONS; INTEGRATION OF OPERATIONS

     Since 1990 the Company has completed seven acquisitions of businesses in pursuit of its strategic objectives. The Company plans to continue to pursue acquisitions that complement its existing products and services. The Company's acquisition strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. Although the Company generally has been successful in pursuing these acquisitions, there can be no assurance that acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable.

LEVERAGE AND LIQUIDITY


     At March 31, 1997, after giving effect to the issuance of the Common Stock offered hereby and the application of the net proceeds therefrom to repay indebtedness, the Company would have had total indebtedness of approximately $39.2 million and debt as a percentage of total capitalization of 44% ($49.6 million and 50%, assuming the pending acquisition of Exell is consummated utilizing additional borrowings to fund the purchase). See
"Business -- Acquisition History and Prospects -- Pending Acquisition." The degree to which the Company will be leveraged could have important consequences, including the following: (i) the possible impairment of the Company's ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes; (ii) the necessity for a substantial portion of the Company's cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness; and (iii) the potential for increased vulnerability of the Company to economic downturns and possible limitation of its ability to withstand competitive pressures.

     Based on current operations, the Company expects that it will be able to service the interest and principal obligations on its indebtedness as well as its working capital needs and to fund its capital expenditures and other operating expenses out of cash flow from operations and available borrowings under its principal credit facility. However, there can be no assurance that the Company's business will continue to generate cash flow at levels sufficient to meet these requirements. The Company's ability to meet its debt service obligations will be dependent upon its future performance which, in turn, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

COMPETITION

     The Company's markets are fragmented and highly competitive. The Company competes with many United States-based and international companies in its global markets. Although none of the Company's competitors is considered dominant, there are competitors that have significantly greater resources than the Company, which, among other things, could be a competitive disadvantage to the Company in securing certain projects. See "Business -- Market Conditions and Competition."

INTERNATIONAL EXPANSION

     The Company's successful expansion into foreign markets will depend on numerous factors, many of which are beyond its control. In addition, foreign expansion may increase the Company's exposure to certain risks inherent in doing business outside the United States, including currency fluctuations, restrictions on the repatriation of profits, compliance with foreign laws and standards and political risks. Although most of the Company's contracts with respect to international sales to date have been denominated in United States dollars, no assurance can be made that future contracts will be denominated in United States dollars; therefore, the Company may be subject to foreign exchange risks in the future. The Company does not presently hedge exchange rate fluctuations but in the future may hedge economic exposures. The Company does not intend to enter into speculative hedge transactions.

POTENTIAL FOR PRODUCT LIABILITY CLAIMS

     Certain of the Company's products are used in potentially hazardous environments. Although the Company has not been required to pay any product liability claims to date, and the Company carries insurance in amounts that it considers adequate, catastrophic occurrences at locations where the Company's products are used could in the future result in significant product liability claims against the Company.

ENVIRONMENTAL REGULATIONS

     The Company is subject to various foreign, federal, state and local laws and regulations relating to the protection of the environment. These laws may provide for retroactive, strict liability for damages to natural resources or threats to public health and safety, rendering a party liable for the environmental damage without regard to its negligence or fault. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. The Company's business involves environmental management and issues typically associated with historical manufacturing operations. To date, the Company's cost of complying with environmental laws and regulations has not been material, but the fact that such laws or regulations are changed frequently makes predicting the cost or impact of such laws and regulations on its future operations uncertain. The modification of existing laws or regulations or the adoption of new laws or regulations affecting the Company's operations could adversely affect the Company.

                              RECENT DEVELOPMENTS

     Acquisition of Ohmstede. In November 1996, the Company purchased Ohmstede, the largest domestic manufacturer of shell and tube heat exchangers with 1996 calendar year revenues of approximately $100.2 million, for an aggregate cash purchase price of approximately $52.9 million including transaction costs. Founded in 1905, Ohmstede has been marketing custom designed and manufactured heat exchangers to the petroleum refining and petrochemical processing industries for more than 40 years. The acquisition of Ohmstede has resulted in:
(i) increased 1996 earnings on a pro forma basis; (ii) strengthened name recognition for the Company as a result of Ohmstede's long operating history and leading position in the domestic heat exchanger market; (iii) additional customer relationships for the Company, thereby offering potential for increased cross-selling of Company products; (iv) expanded international sales opportunities, as Ohmstede's products can be offered through the Company's international distribution network; (v) increased aftermarket business as a result of Ohmstede's substantial installed base of products; and (vi) more efficient use of the Company's Allied Industries' plant capacity, which enables Ohmstede to manufacture large heat exchangers which it previously did not have the capacity to produce. As of the acquisition, Ohmstede's operations were conducted from plants located in Beaumont, Corpus Christi, and LaPorte, Texas and in Lake Charles and St. Gabriel, Louisiana. The five plants, all of which are owned, encompass approximately 385,000 square feet of manufacturing space and employed approximately 600 people at December 31, 1996.


     Proposed Acquisition of Exell. In April 1997, the Company entered into an agreement to purchase Exell, Inc. and an affiliated partnership (collectively, "Exell") for a combined cash purchase price of approximately $10.4 million, subject to reduction for certain adjustments. Exell is a manufacturer of shell and tube heat exchangers and a principal competitor of the Company's Ohmstede heat exchanger manufacturing operation. If consummated, the acquisition of Exell will strengthen the Company's leadership position in the domestic shell and tube heat exchanger market and offer cross-selling opportunities with Exell's customer base. In addition, ITEQ believes the acquisition may result in cost savings through economies of scale when combined with Ohmstede's operations. For its fiscal year ended September 30, 1996, Exell reported revenues of $25.0 million. The Company expects the transaction to be accretive to 1997 earnings per share. The transaction is presently scheduled to close by June 1997, but remains subject to the satisfaction of customary contractual conditions and certain regulatory approvals, and there can be no assurance that the transaction will be consummated. See "Use of Proceeds" and "Business -- Acquisition History and Prospects."


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $24.1 million ($28.4 million if the over-allotment option is exercised in full), at an assumed public offering price of $6 1/16 per share and after deducting the estimated underwriting discount and expenses payable by the Company. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.


     Up to $10.4 million of the net proceeds to the Company will be used to fund the pending acquisition of Exell or repay indebtedness incurred to fund such acquisition, and the balance of the net proceeds will be used to reduce indebtedness under its revolving line of credit ("Revolving Credit Facility") and term loan ("Term Loan"), incurred to fund a portion of the Ohmstede purchase price and to refinance the Company's then existing credit facilities. Borrowings under the Revolving Credit Facility and Term Loan bear interest at the applicable offshore rate or base rate (as defined), plus a spread ranging from
 .25% to 3%, depending on the leverage ratio of the Company. At December 31, 1996, the interest rates in effect for the Revolving Credit Facility and Term Loan were 8.9% per annum and 8.6% per annum, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "ITEQ." The high and low bid prices per share for the periods indicated were as follows:


                                                              HIGH    LOW
                                                              ----    ---
1995
  First Quarter.............................................  3 3/8   2 1/4
  Second Quarter............................................  2 15/16 1 3/4
  Third Quarter.............................................  4 3/4   2 5/16
  Fourth Quarter............................................  4 3/8   3 3/16
1996
  First Quarter.............................................  4 1/2   3 1/4
  Second Quarter............................................  4 1/4   3 3/8
  Third Quarter.............................................  5 1/8   2 7/8
  Fourth Quarter............................................  5       4 1/8
1997
  First Quarter.............................................  7 1/2   4 1/2
  Second Quarter (through April 28, 1997)...................  6 1/2   5 5/8


     All of the foregoing prices reflect interdealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.


     On April 28, 1997, the last reported sale price for the Common Stock, as quoted by the Nasdaq National Market, was $6 1/16 per share. As of the same date, there were approximately 160 holders of record of the Common Stock, and the Company estimates that there were over 2,000 beneficial owners of Common Stock.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on the Common Stock. The Company intends to retain any future earnings for reinvestment in its business and does not intend to pay cash dividends in the foreseeable future. Furthermore, the Company is prohibited from declaring or paying cash dividends on its capital stock under the terms of certain of the Company's indebtedness.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (i) as of March 31, 1997, and (ii) as adjusted to reflect the sale by the Company of 4,300,000 shares of Common Stock offered hereby (at an assumed public offering price of $6 1/16 per share) and the application of the estimated net proceeds therefrom solely to repay indebtedness and not for the proposed acquisition of Exell. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus.


                                                              AS OF MARCH 31, 1997
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                   (UNAUDITED)

                                                                 (IN THOUSANDS)
Current maturities of long-term obligations.................  $ 6,012     $ 6,012
Borrowings under line of credit.............................   17,000       5,381
Other long-term obligations, less current maturities........   27,548      15,048
Subordinated notes..........................................   12,796      12,796
                                                              -------     -------
  Total debt................................................   63,356      39,237
                                                              -------     -------
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000 shares authorized;
     no shares outstanding..................................       --          --
  Common stock, $.001 par value; 30,000 shares authorized:
     Issued and outstanding -- 11,838 shares
     As adjusted -- 16,188 shares...........................       12          16
  Additional paid-in capital................................   24,400      48,515
  Retained earnings.........................................    1,129       1,129
  Translation adjustment....................................     (300)       (300)
                                                              -------     -------
     Total stockholders' equity.............................   25,241      49,360
                                                              -------     -------
          Total capitalization..............................  $88,597     $88,597
                                                              =======     =======

           SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA


     The following selected historical financial data for each of the years ended March 31, 1992 and 1993, the nine month period ended December 31, 1993, and the years ended December 31, 1994, 1995 and 1996 is derived from the audited consolidated financial statements of the Company. The pro forma combined operating data for the year ended 1996 was prepared utilizing the historical and unaudited financial statements of the Company and Ohmstede and assumes that the acquisition of Ohmstede occurred on January 1, 1996. The results of Ohmstede are included in the Company's historical results of operations for the three months ended March 31, 1997, and therefore pro forma financial data for this period is not included. The historical financial data for the three months ended March 31, 1997 is derived from the unaudited consolidated financial statements of the Company. In the opinion of management, this data contains all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the three months ended March 31, 1997. Historical and pro forma results of operations, percentage fluctuations and any trends that may be inferred from the data below are not necessarily indicative of the results of operations for any future period. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Combined Financial Information and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.


                                 FISCAL      FISCAL                          YEAR ENDED DECEMBER 31,
                                  YEAR        YEAR      NINE MONTHS    ------------------------------------     PRO FORMA
                                  ENDED       ENDED        ENDED          1994          1995                    YEAR ENDED
                                MARCH 31,   MARCH 31,   DECEMBER 31,       AS            AS                    DECEMBER 31,
                                  1992        1993          1993       RESTATED(1)   RESTATED(1)     1996          1996
                                ---------   ---------   ------------   -----------   -----------   --------    ------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)               (UNAUDITED)
OPERATING DATA:
Revenue.......................   $7,026      $12,790      $27,859        $61,826      $113,164     $110,804      $193,928
Cost of revenues(2)...........    5,339        9,821       20,725         49,135        93,262       88,949(3)    152,743(3)
                                 ------      -------      -------        -------      --------     --------      --------
  Gross profit................    1,687        2,969        7,134         12,691        19,902       21,855        41,185
Selling, general and
  administrative expenses.....    1,645        3,843        5,677          8,926        11,645       11,977        21,400
Sales commissions.............       --           --           --          1,327         2,477        2,755         3,092
Depreciation and
  amortization................      123          363          688            845         1,009        1,146         2,118
Merger costs, restructuring
  charges and other
  nonrecurring costs..........       --           --           --             --         1,335        3,704         3,704
                                 ------      -------      -------        -------      --------     --------      --------
  Operating profit(loss)......      (81)      (1,237)         769          1,593         3,436        2,273        10,871
Interest expense, net.........      (48)         (15)        (192)          (888)       (1,502)      (2,660)       (7,851)
Other income (expense)........      164           31          128            112           326          305           589
                                 ------      -------      -------        -------      --------     --------      --------
Earnings (loss) before
  provision (benefit) for
  income taxes................       35       (1,221)         705            817         2,260          (82)        3,609
Provision (benefit) for income
  taxes.......................       14         (396)         234            338         1,500            4         1,356
                                 ------      -------      -------        -------      --------     --------      --------
  Net earnings (loss).........   $   21      $  (825)     $   471        $   479      $    760     $    (86)     $  2,253
                                 ======      =======      =======        =======      ========     ========      ========
Net earnings (loss) per common
  share.......................   $  .01      $  (.22)     $   .08        $   .04      $    .07     $   (.01)     $    .19
                                 ======      =======      =======        =======      ========     ========      ========
Weighted average common and
  common equivalent shares
  outstanding.................    2,991        3,763        5,928         10,891        11,552       11,481        11,604

                                   THREE
                                  MONTHS
                                   ENDED
                                 MARCH 31,
                                   1997
                                -----------
                                (UNAUDITED)
OPERATING DATA:
Revenue.......................     $48,494
Cost of revenues(2)...........      38,870
                                   -------
  Gross profit................       9,624
Selling, general and
  administrative expenses.....       4,807
Sales commissions.............         645
Depreciation and
  amortization................         481
Merger costs, restructuring
  charges and other
  nonrecurring costs..........          --
                                   -------
  Operating profit(loss)......       3,691
Interest expense, net.........      (1,807)
Other income (expense)........         102
                                   -------
Earnings (loss) before
  provision (benefit) for
  income taxes................       1,986
Provision (benefit) for income
  taxes.......................         813
                                   -------
  Net earnings (loss).........     $ 1,173
                                   =======
Net earnings (loss) per common
  share.......................     $   .10
                                   =======
Weighted average common and
  common equivalent shares
  outstanding.................      12,272


                                                                           DECEMBER 31,
                                                        ---------------------------------------------------
                                                                          1994          1995
                                MARCH 31,   MARCH 31,                      AS            AS                     MARCH 31,
                                  1992        1993          1993       RESTATED(1)   RESTATED(1)     1996          1997
                                ---------   ---------   ------------   -----------   -----------   --------    ------------
                                                              (IN THOUSANDS)                                   (UNAUDITED)
BALANCE SHEET DATA:
Working capital...............   $3,382      $ 4,038      $ 4,197        $ 7,964      $ 17,834     $ 29,851      $ 22,169
Total assets..................    7,344       26,585       25,887         52,800        70,844      136,388       128,294
Short-term borrowings and
  current maturities..........    1,694        1,569          981          2,468         3,347        6,012         6,012
Long-term obligations and
  other, less current
  maturities..................        4        2,129          983          8,305        18,208       67,141        57,344
Stockholders' equity..........    5,404       14,540       14,627         21,474        21,403       23,253        25,241



---------------

(1) See Note 1 to the Consolidated Financial Statements.


(2) Includes depreciation and amortization of $668, $622, $719, $1,574 and $275 for the years ended December 31, 1994, 1995 and 1996, the pro forma year ended December 31, 1996, and the quarter ended March 31, 1997, respectively.


(3) Includes $700 in restructuring costs. See Note 3 to the Consolidated Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Historical and Pro Forma Combined Financial Data" and the Company's Consolidated Financial Statements and the notes thereto included elsewhere herein. All statements other than statements of historical facts included in the following discussion regarding the Company's financial position, business strategy, and plans of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

GENERAL

     Since its inception in 1990 the Company has acquired seven businesses. Due to the magnitude of these acquisitions and the integration of the acquired operations with the Company's existing businesses, results of operations for prior periods are not necessarily comparable with or indicative of results of operations for current or future periods.

     The Company acquired Amerex, Inc. and Amerex Industries, Inc. (collectively, "Amerex") and VIC Environmental Systems, Inc. ("VIC") in May 1994, each of which was accounted for as a purchase. In December 1995, the Company acquired Allied Industries, Inc. ("Allied") in a transaction that was accounted for as a pooling-of-interests. Effective November 1, 1996, the Company completed the Ohmstede acquisition in a transaction that was accounted for as a purchase.

     In 1997, the Company combined the Allied and Ohmstede operations to (i) permit Ohmstede to efficiently manufacture large heat exchangers at Allied's plant and thus enter a product class which Ohmstede was not previously equipped to handle; (ii) encourage a unified cross-selling effort to customers of both product lines; (iii) utilize Allied's international distribution network to enhance Ohmstede's international marketing efforts; and (iv) reduce combined operating costs.

     The Company records revenues from long-term contracts using the percentage-of-completion method. Under this method, the Company recognizes as revenues that portion of the total contract price which the cost of work completed to date bears to the estimated total cost of the work included in the contract. Because contracts may extend over more than one fiscal period, revisions of cost and profit estimates are made periodically and are reflected in the accounting period in which they are determined. If the estimate of total costs on a contract indicates a loss, the total anticipated loss is recognized immediately. Contract costs include all direct material, labor and subcontracting costs and those indirect costs related to contract performance, such as supplies, tools and repairs.

     The Company recognizes revenue from certain short-term contracts using the completed contract method. Revenue is recognized when a project is substantially complete. The contracts under this revenue recognition method are typically less than three months in duration.


     During the fourth quarter of 1996, effective January 1, 1996, the Company estimated percentage-of-completion for the materials portion of its long-term contracts at Allied based on when the material was placed into production, whereas previously such estimates were based on when the liability for the cost of the material was legally incurred. The new method of applying the percentage-of-completion accounting method was adopted to better reflect the economics of Allied's revenue and profit earnings process, and financial statements of prior years and interim periods have been restated to apply the revised method retroactively.


     The Company historically has experienced quarterly fluctuations in its operating results. Operating results in any quarter are dependent upon the timing of equipment and system sales, which may vary considerably among quarters. In recent years, the Company has experienced greater revenues and net income in its second and third quarters, partially as a result of the budgetary and procurement processes of its customers.

RESULTS OF OPERATIONS



  THREE MONTHS ENDED MARCH 31, 1997 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1996



     Revenues



     Revenues for the three months ended March 31, 1997 increased $26.4 million, or 119%, to $48.5 million from $22.1 million for the three months ended March 31, 1996. The increase was primarily attributable to the November 1996 acquisition of Ohmstede, which contributed revenues of $30 million for the three months ended March 31, 1997. This increase was partially offset by the disposition in November 1996 of Air-Cure, Inc. ("ACI") and Pipkorn, Inc. ("Pipkorn"), both of which were formerly subsidiaries of the Company. In the first quarter of 1996, ACI and Pipkorn contributed $1.2 million in revenues. The revenues of the Company's Singapore subsidiary declined $1.0 million in 1997 to $1.1 million compared to $2.1 million in 1996, due to a temporary decrease in sales to the microelectronics industry.



     Gross Profits



     The Company's gross profits for the three months ended March 31, 1997 increased $4.9 million, or 104%, to $9.6 million compared to $4.7 million in 1996. Ohmstede's gross profit of $6.7 million for the three months ended March 31, 1997 was partially offset by (i) the sale of ACI and Pipkorn, which contributed $0.2 million of gross profits during the three months ended March 31, 1996, and (ii) a decrease in gross profits of $1.8 million at certain of the Company's other operations.



     Selling, General and Administrative Expenses



     Selling, general and administrative (SG&A) expenses increased by $2.2 million from $2.6 million to $4.8 million, which was attributable to the Ohmstede acquisition. Ohmstede's SG&A expense for the three months ended March 31, 1997 was $2.5 million, which was partially offset by a $0.2 million reduction in SG&A expense related to the sale of ACI and Pipkorn.



     Sales Commissions



     Sales commissions represent commissions paid to third party sales representatives or distributors. The commissions vary from period to period with the projects and products sold and the arrangement between the Company and the sales representative.



     Depreciation and Amortization



     Depreciation and amortization expense (excluding amounts included in cost of revenues) for the three months ended March 31, 1997 increased $0.3 million to $0.5 million. The increase was as a result of the Ohmstede acquisition.



     Interest Expense



     Interest expense for the three months ended March 31, 1997 and 1996 was $1.8 million and $0.4 million, respectively. The borrowings required to finance the Ohmstede acquisition, which aggregated $56.1 million, caused the increase in interest expense.



     Income Taxes



     The effective rate for the three months ended March 31, 1997 and 1996 was 41% and 39%, respectively.



     Other



     As planned when acquired, Ohmstede has initiated foreign sales, which typically have longer production times and more units per order in production and shipment than Ohmstede's historical domestic business. Accordingly, such sales were recognized under the percentage-of-completion revenue recognition method, resulting in revenues and gross margin of $3,564,000 and $658,000, respectively, during the three months ended March 31, 1997. Also, at March 31, 1997, Ohmstede had more jobs substantially complete but not shipped than in prior periods, which under the Company's completed contract policy resulted in revenues and gross margin of $1,961,000 and $627,000, respectively, during the three months ended March 31, 1997.



     In March 1997, a vessel at the Company's Allied subsidiary was damaged by a subcontractor during the final stages of completion. The Company has entered into a second contract with the customer to construct a replacement vessel and expects to recover the cost of the original vessel either from the subcontractor or from insurance proceeds. The Company does not expect to incur a loss on the contracts.



  1996 COMPARED WITH 1995


     Revenues

     Revenues for the year ended December 31, 1996 declined $2.4 million, or 2%, to $110.8 million from $113.2 million for the year ended December 31, 1995. This decrease resulted primarily from a decrease in total sales of filtration systems in 1996 compared with 1995 due to the commencement and completion of an $11.8 million order in 1995 which was not replaced in full by other orders in 1996, and to a $10.9 million decrease in process equipment sales, excluding sales by Ohmstede. Such aggregate decrease was partially offset by a $17.0 million revenue increase resulting from the operations of Ohmstede for the two months following its acquisition.

     In 1996, the Company's sales to the petrochemical and refining industries increased due to the acquisition of Ohmstede, which had sales to these two industries only. The Company's sales to the microelectronics and the cement and lime industries also increased during 1996.

     Gross Profits

     Although revenues declined in 1996 as compared with 1995, gross profits increased by $2.0 million to $21.9 million. The gross margin also improved to 19.7% in 1996 from 17.6% in 1995. These improvements were primarily the result of increased sales of higher margin wet scrubbers and fans and the addition of Ohmstede, which contributed $3.6 million in gross profits, at a 20.9% gross margin, for the two month period subsequent to its acquisition.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses for the years ended December 31, 1996 and 1995 were relatively unchanged at $12.0 million and $11.6 million, respectively.

     Sales Commissions

     Sales commissions represent commissions paid to third party sales representatives or distributors. The commissions vary with the project and products sold and the arrangement between the Company and the sales representative.

     Depreciation and Amortization

     Depreciation and amortization expense (excluding amounts included in cost of revenues) for the year ended December 31, 1996 increased $0.1 million to $1.1 million. The increase was primarily as a result of the Ohmstede acquisition.

     Merger Costs, Restructuring Charges and Other Nonrecurring Expenses

     During 1996, the Company incurred a restructuring charge of $4.4 million, of which $3.7 million and $0.7 million were recorded as restructuring charges and cost of revenues, respectively. The charge included (i) a provision for the contractually required severance obligations to the former president and chief executive officer who was replaced in March 1996, and (ii) the cost of implementing new management's plan to reduce the Company's overall cost structure including employee severance, lease and other contract buyouts, inventory and other asset impairments, losses related to termination of unprofitable business lines, excess machinery disposal and other related costs.

     During 1995, the Company recorded a nonrecurring charge of approximately $1.1 million for acquisition costs related to the Allied acquisition, which is more fully described in Note 2 to the Consolidated Financial Statements. In addition, operational consolidation during 1995, and unrelated litigation settlement costs, resulted in a one-time charge of $0.2 million.

     Interest Expense

     Interest expense for the years ended December 31, 1996 and 1995 was $2.7 million and $1.5 million, respectively. The borrowings required to finance the Ohmstede acquisition, which aggregated $56.1 million, accounted for 75% of the increase. The Company's average interest rate on borrowings for 1996 and 1995 was 9.6% and 8.7%, respectively. As further described in Note 5 to the Consolidated Financial Statements, the interest rate charged to the Company by its lenders increases or decreases based on the Company's leverage ratio. As a result of the Ohmstede acquisition, the Company's leverage increased, resulting in higher average interest rates.

     Income Taxes

     The decrease in income tax expense in 1996 resulted from both a decrease in 1996 pre-tax earnings and increased 1995 tax expense resulting from the 1995 acquisition of Allied, as more fully described in Notes 2 and 7 to the Consolidated Financial Statements. The earnings decrease accounted for approximately $0.8 million in reduced federal and state tax expenses. The acquisition of Allied in 1995 resulted in additional 1995 tax expense of approximately $0.5 million. The majority of the 1995 tax expense increase was attributable to deferred tax expense incurred when Allied was converted from an S corporation to a C corporation.

  1995 COMPARED WITH 1994

     Revenues

     Revenues for the year ended December 31, 1995 increased $51.4 million to $113.2 million, or 83%, from revenues of $61.8 million for the year ended December 31, 1994. Filtration equipment revenues increased approximately $29.8 million in 1995, partially as the result of an $11.8 million filtration system job, as well as the inclusion of Amerex and VIC operations in 1995 for the full year as compared to the seven months of Amerex and VIC operations included in 1994 following their acquisition. Process equipment revenues in 1995 increased by $21.6 million to $38.7 million. In addition to 1995 sales of process equipment being unusually high compared to prior years, the increase was also attributable to 1994 revenues including only the eleven months of Allied revenues subsequent to its inception.

     During 1995, the Company experienced growth in sales to a number of industry groups, including the steel, chemical, petrochemical, cement, air separation and microelectronics industries. Petrochemical industry sales increased both internationally and domestically primarily because of increased marketing efforts. Similarly, revenue growth from process equipment sales to the air separation industry reflected the Company's increased marketing to customers within that industry. The Company's revenues were also positively impacted by the growth in the Company's filtration sales to the microelectronics industry. Sales to the utility industry decreased in 1995 from 1994.

     Gross Profits

     Gross profits for the years ended December 31, 1995 and 1994 were $19.9 million and $12.7 million, respectively. The corresponding gross margins for the periods were 17.6% and 20.6%, respectively. Filtration equipment margins improved to 22.8% in 1995 compared with 21.9% in 1994. Processing equipment margins in 1995 were 8% compared with 17.0% in 1994. This decrease resulted from competitive bidding on several large orders performed at reduced margins and from losses on several jobs. The job losses related principally to products and services that the Company discontinued, as reflected in the Company's restructuring charge taken in 1996, which is more fully described in Note 3 to the Consolidated Financial Statements.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses for the years ended December 31, 1995 and 1994 were $11.6 million and $8.9 million, respectively. The increase is related primarily to the inclusion of the operations of Allied, Amerex and VIC, which were acquired in 1994, for a full twelve months in 1995 compared with eleven months for Allied and seven months for both Amerex and VIC in 1994.

     Sales Commissions

     Sales commissions represent commissions paid to third party sales representatives or distributors. The commissions vary with the project and products sold and the arrangement between the Company and the sales representative.

     Depreciation and Amortization

     Depreciation and amortization expense (excluding amounts included in cost of revenues) was $1.0 million and $0.8 million for the years ended December 31, 1995 and 1994, respectively. The increase was primarily a result of the acquisitions of Amerex and VIC in May 1994. Depreciation and amortization expense for Amerex and VIC was $0.3 million and $0.2 million for the twelve months ended December 31, 1995 and the seven months ended December 31, 1994, respectively.

     Merger Costs, Restructuring Charges and Other Nonrecurring Expenses

     During 1995, the Company recorded a nonrecurring charge of approximately $1.1 million for acquisition costs related to the Allied acquisition, which is more fully described in Note 2 to the Consolidated Financial Statements. In addition, operational consolidation during 1995, and unrelated litigation settlement costs, resulted in a one-time charge of $0.2 million.

     Interest Expense

     Interest expense in 1995 was $1.5 million compared to $0.9 million in 1994. The corresponding average interest rates were 8.7% and 9.3% in 1995 and 1994, respectively. The expense increase reflects the additional borrowings required to finance the Amerex, VIC and Allied acquisitions.

     Income Taxes

     The increase in income tax expense for 1995 compared to 1994 resulted from higher pre-tax earnings and the Allied acquisition in 1995, as more fully described previously and in Notes 2 and 7 to the Consolidated Financial Statements. The majority of the 1995 tax expense increase was attributable to deferred tax expense incurred when Allied was converted from an S corporation to a C corporation.

LIQUIDITY AND CAPITAL RESOURCES


     At March 31, 1997 the Company's cash position was $1.8 million compared with $6.3 million at December 31, 1996. Typically, the Company maintains cash levels of $1 million to $3 million for general corporate purposes, with any additional amounts being used to reduce borrowings under the Company's line of credit. The cash level at December 31, 1996 resulted from large customer payments received at year end. Working capital at March 31, 1997 was at $23.0 million compared to $29.9 million at December 31, 1996, which decrease resulted from the difference in cash position. Working capital at December 31, 1996 increased to $29.9 million from $17.8 million at December 31, 1995, primarily as a result of the Ohmstede acquisition.

     The Company's existing capital resources consist of cash balances, cash provided by its operating activities and funds available under its line of credit. The Company's operating activities provided $4.5 million in cash during the three months ended March 31, 1997. Cash provided by operations in 1996 was $8.1 million. During 1995, the Company's operating activities used $6 million in cash, while 1994 provided $2.3 million in cash. During 1996, cash provided by operating activities was approximately $14.1 million greater as compared to 1995, partially as a result of the Company's program to reduce the amount of accounts receivable, increase progress billings and reduce inventory levels.



     The Company's cash requirements consist of its general working capital needs, capital expenditures, obligations under its leases and promissory notes, and capital required for future acquisitions. The Company's general working capital requirements consist of salary costs and related overhead and the purchase price of materials and components, and may also include subcontract costs incurred prior to the receipt of corresponding progress payments under the contract with respect to which such costs are incurred. Management anticipates that the Company will make capital expenditures of approximately $2.4 million in 1997 as compared to $1.0 million in 1996. The increase in capital expenditures relates primarily to the ownership of the Ohmstede operations for all of 1997 as compared to two months during 1996. The capital expenditures at Ohmstede relate primarily to planned equipment upgrades and replacement. Excluding payments under the Company's revolving line of credit, principal payments made under promissory notes totaled approximately $2.5 million for the year ended 1996. Approximately $6.0 million and $7.3 million in principal will be payable during 1997 and 1998, respectively.



     In November 1996, the Company amended its principal credit agreement to increase its maximum borrowings in conjunction with the Ohmstede acquisition. The financing consisted of a $35 million term loan and a $38 million revolving line of credit facility (under which $17.0 million was outstanding at March 31, 1997). In addition to the bank financing, in November 1996, the Company issued Senior Subordinated Notes ("Subordinated Notes") to two institutional lenders in an aggregate amount of $15 million. The Subordinated Notes mature November 18, 2003 and bear interest at 12% through December 31, 1997, which rate increases by 0.5% per year for each year the Subordinated Notes remain outstanding. As additional consideration, the Subordinated Note holders received warrants to purchase an aggregate of 1,760,000 shares of the Company's common stock at $5.10 per share, subject to adjustment. The warrants may be exercised at any time prior to expiration on November 18, 2003. The $2.3 million warrant value was reflected as equity and as debt discount that is being amortized as additional interest expense over the seven year life of the Subordinated Notes.



     The Company's principal credit facility and the Subordinated Notes require the Company to maintain certain levels of working capital and stockholders' equity and contain other restrictive covenants. Such instruments also limit the ability of the Company to incur additional indebtedness and to make acquisitions and certain investments. At March 31, 1997, the Company was in compliance with the provisions of its debt agreements.



     Except with respect to the funding of any future acquisitions, management believes that funds available under its credit facilities, together with cash generated from operations, will be sufficient to meet the Company's anticipated cash requirements for 1997. Management further believes that the Company could obtain additional capital to make acquisitions primarily through either issuances of common or preferred stock, or debt or lease financing, although no assurance can be given with respect to whether such financing would be available when required or whether such financing can be obtained on terms acceptable to the Company.

                                    BUSINESS

GENERAL

     ITEQ is a rapidly growing provider of manufactured equipment, engineered systems and services used in the processing, treatment and movement of gases and liquids. It is the leading domestic manufacturer of shell and tube heat exchangers, principally for petrochemical and refining applications, and a leading producer of baghouses, scrubbers, fans and other filtration systems and components for environmental and general industrial applications. ITEQ also manufactures specialized process equipment, such as reactors, blenders, stacks, towers, columns and pressure vessels, principally for the refining, petrochemical and plastics industries. The Company operates internationally, with its equipment, systems and services sold or utilized in over 30 countries worldwide.

     ITEQ believes that through acquisitions of complementary businesses it has been able to capitalize on its relationships with existing customers through cross-selling opportunities. Additionally, through its international distribution network and broad offering of products and services, the Company has benefitted from its customers' continuing consolidation of their sources of supply.


     In recent years, annual worldwide capital expenditures for hydrocarbon process equipment and industrial air filtration equipment have averaged approximately $40 billion, of which approximately 30% represents the domestic market. Although there is no dominant manufacturer of equipment and systems for the highly fragmented domestic markets served by the Company, ITEQ is the largest domestic manufacturer of shell and tube heat exchangers, with a market share of approximately 15%. Similarly, ITEQ believes it is one of the largest domestic producers of certain industrial air filtration products for the selected niche markets served and that its presence in the hydrocarbon process equipment market is significant, particularly for thin-wall, large-diameter vessels.


BUSINESS STRATEGY

     The Company aspires to be a leading provider of manufactured equipment, engineered systems and services used in each of the niche industrial markets in which it operates and to expand its markets through acquisitions of complementary product and service lines. ITEQ has experienced rapid growth since its inception in 1990 through a combination of strategic acquisitions and internal growth.

     Acquisition Strategy. ITEQ pursues a strategy of acquiring leading providers of complementary manufactured products and services in highly fragmented industrial equipment markets, with a view to further consolidating those markets. ITEQ believes it is one of the few domestic acquirers and consolidators of businesses in those markets. In general, ITEQ pursues the acquisition of businesses which satisfy most of the following criteria:

     - Well managed, typically privately-held, domestic companies serving niche industrial markets.

     - Large defensible share of their respective markets, involving proven technologies.

     - Provide complementary products and services which afford cross-selling opportunities or are direct competitors.

     - Significant installed product bases and long operating histories.

     - Potential for significant expansion into international markets.

     - Predictable cash flow and earnings potential.

     - Potential for internal synergies and economies of scale.

     ITEQ has made seven acquisitions to date, including the acquisition of Ohmstede in November 1996, which contributed approximately $100.2 million to the Company's pro forma 1996 revenues of $193.9 million. The Company continually screens potential acquisition candidates, and ITEQ believes that further acquisitions are likely in future periods, although no assurance can be given that any additional acquisitions will be completed.

     Internal Growth. The Company has experienced significant internal growth in recent years despite operating in mature markets. This growth has resulted from the Company's strategy of gaining additional market share by selling its products, and those acquired through acquisitions, to existing and new customers and industries, introducing new products, and developing its international markets. In addition, each of the acquired businesses has a substantial installed base of products, and ITEQ has achieved further revenue increases through additional emphasis on the maintenance and refurbishment aftermarkets.

     Increasingly, and consistent with ITEQ's overall growth strategy, major industrial concerns are consolidating their sources of supply for goods and services in an effort to obtain worldwide single-source suppliers for broad ranges of systems, equipment and services. In fragmented markets such as those served by the Company, further industry consolidation is to be expected. At present, the Company believes that no other supplier of products and services to the niche markets presently served offers as broad an array of products and services as those offered by the Company. ITEQ believes its current product lines and its acquisition strategy position it to benefit from this ongoing trend.

ACQUISITION HISTORY AND PROSPECTS

     Completed Acquisitions. Since its inception in 1990, the Company has experienced substantial growth through acquisitions. The Company's business was originally focused on the highly regulated air pollution control industry. However, in 1995, with the Allied acquisition, the Company began to increase its focus on the process equipment business. Consistent with this focus, in 1996 the Company completed the acquisition of Ohmstede and sold Air-Cure, Inc. The following table sets forth certain information concerning the businesses which had been acquired by ITEQ through December 31, 1996.

                             DATE              PRINCIPAL
    ACQUIRED COMPANY       ACQUIRED            PRODUCTS                  INDUSTRY SERVED
-------------------------  --------    -------------------------    -------------------------
Air-Cure, Inc.(1)            1990      Fabric filters               Electric utilities, coal
Interel, Inc.                1991      Dry scrubbers, packed and    Waste treatment, foundry,
                                       mini scrubbers, heat         smelter
                                       exchangers
Ceilcote Air Pollution       1992      Wet scrubbers, tower         Microelectronics,
  Control, Inc.                        internals, FRP fans          chemical processing,
                                                                    waste treatment, food
                                                                    processing
VIC Environmental            1994      Carbon adsorption systems    Pharmaceutical, rubber
  Systems, Inc.
Amerex Industries, Inc.      1994      Fabric filters, wet and      Steel, cement and lime,
                                       dry scrubbers, heat          refining, foundry
                                       exchangers
Allied Industries,           1995      Air separation equipment,    Petrochemical, plastics,
  Inc.(2)                              reactors, blenders,          refining
                                       stacks, towers and
                                       columns, pressure vessels
Ohmstede, Inc.               1996      Heat exchangers              Petrochemical, refining

---------------
(1) Divested in November 1996.

(2) Accounted for as a pooling-of-interests; all other acquisitions accounted for as purchases.


     Pending Acquisition. In April 1997, the Company entered into an agreement to purchase Exell for a cash purchase price of approximately $10.4 million, subject to certain adjustments. Exell is a manufacturer of shell and tube heat exchangers and a principal competitor of the Company's heat exchanger manufacturing operation. For its fiscal year ended September 30, 1996, Exell reported revenues of $25 million. The transaction is presently scheduled to close by June 1997, but remains subject to the satisfaction of customary contractual conditions and regulatory approvals; accordingly, there can be no assurance that the transaction will be consummated and if it is not consummated, that the prevailing market prices for the Company's common stock will not be adversely affected. Assuming consummation of the purchase of Exell, the Company expects to fund such purchase through use of a portion of the proceeds of the Offering. See "Use of Proceeds."

PRODUCTS AND SERVICES

     The following table sets forth, for the periods indicated, the contribution to the Company's revenues from its significant classes of products and services:


                                                                                                                      THREE
                         FISCAL YEAR   FISCAL YEAR   NINE MONTHS                                      PRO FORMA      MONTHS
                            ENDED         ENDED         ENDED          YEAR ENDED DECEMBER 31,        YEAR ENDED      ENDED
                          MARCH 31,     MARCH 31,    DECEMBER 31,   ------------------------------   DECEMBER 31,   MARCH 31,
                            1992          1993           1993         1994       1995     1996(1)      1996(1)        1997
                         -----------   -----------   ------------   --------   --------   --------   ------------   ---------
                                                                    (IN THOUSANDS)
Filtration equipment....   $7,026        $12,790       $27,859      $ 44,713   $ 74,511   $ 64,331     $ 64,331      $13,636
Heat exchangers and
  other process
  equipment.............       --             --            --        17,113     38,653     46,473      129,597       34,858
                           ------        -------       -------      --------   --------   --------     --------      -------
                           $7,026        $12,790       $27,859      $ 61,826   $113,164   $110,804     $193,928      $48,494
                           ======        =======       =======      ========   ========   ========     ========      =======


---------------
(1) Ohmstede was acquired effective November 1, 1996 in a transaction accounted for as a purchase. The "Year Ended December 31, 1996" includes the reported revenues of Ohmstede for the period subsequent to acquisition, and the "Pro Forma Year Ended December 31, 1996" includes the revenues of Ohmstede for the full year on a combined basis.

     For information with respect to the Company's financial data by geographic location, see Note 10 to the Consolidated Financial Statements.

     Filtration. Filtration products are marketed by the Company under the Amerex, VIC Environmental Systems, Ceilcote Air Pollution Control, Interel, Tellerette(R) and IWS tradenames to engineering and construction firms and directly to end-users for environmental and general industrial applications. Such systems operate by filtering air or gas through many large filter bags ("baghouses") that capture ambient particulate matter or by venting a particulate-laden air stream through an aerosol spray which captures the particulates ("scrubbers"). Baghouses and scrubbers are custom designed systems which may be of substantial scale and incorporate a variety of products manufactured by the Company. These include wet scrubbers, dry scrubbers, axial and centrifugal fiberglass reinforced plastic fans, heat exchangers, ductwork, aeration towers (strippers), scrubber packing, tower internals, air washers, carbon adsorption systems, quenches, cooling and condensing towers, mist eliminators and pneumatic conveying systems. Such products are sold as components to other systems fabricators or incorporated into complete systems designed and constructed by the Company.

     Heat Exchangers. The Company's line of custom-built shell and tube heat exchangers are marketed under the well-established Ohmstede name primarily to the petrochemical and refining industries in the Gulf Coast area. ITEQ intends to pursue increased sales of new heat exchangers by marketing its products throughout the United States and internationally by capitalizing on its existing distribution network and customer relationships. The Company has a substantial installed base of heat exchangers, since Ohmstede units were marketed for more than 40 years by the family-owned business acquired by the Company in November 1996. Aftermarket services are provided both in the field and on Company premises and may consist of a variety of services ranging from minor field repair and maintenance to de-coking (i.e., the removal of fouling from tubes) or complete unit reconstruction.

     Shell and tube heat exchangers are used in a variety of temperature control, heating and cooling, and other plant operation applications and are integrated into a variety of industrial processes that allow heat to be transferred from one fluid or gas involved in the process to another. Usually the fluid being cooled runs through a series of tubes in the heat exchanger, while the cooling fluid flows simultaneously in the opposite direction in the void between the outer shell of the units and the tube bundles. In the petrochemical and power industries, this type of exchanger is used as feedwater heaters and surface condensers for plant operations.

     Process Equipment. The Company designs and manufactures custom process and containment equipment, which are marketed under the Allied Industries name, primarily to the refining, petrochemical and plastics industries. ITEQ intends to pursue increased sales of process equipment by cross-selling to Ohmstede's customers. It emphasizes the engineering and fabrication of large-diameter vessels, thin-walled aluminum vessels, cryogenic application vessels, and vessels requiring careful handling for applications in which cleanliness and corrosion resistance are vital to product purity. The Company has particular expertise in the fabrication of welded structures and vessels made of aluminum, stainless steel and such exotic metals as hastelloy, incoloy, and clad composite metals. Process and containment equipment is used in applications where fluid flow, heat transfer and mass transfer are employed in continuous batch processes to convert crude oil, natural gas and coal into fuel, lubricants, petrochemicals and specialty products, and in the air separation industry to separate component gases from air using cryogenic, absorption and membrane technologies.

SALES AND MARKETING

     The Company's products are marketed primarily through approximately 75 commission-based, independent representative organizations, each operating in an exclusive territory and serving engineering firms and specialized industrial customers located in that territory. In addition to sales activities at Company offices, ITEQ also maintains sales offices in Denver, Pittsburgh and Ontario, Canada, from which its own marketing support personnel assist the representative organizations and, in those geographic areas not served by representative organizations, make direct marketing calls on potential customers. Inquiries from potential customers are referred to Company engineering personnel for any necessary product or system design and for job cost estimation and preparation of price quotations or bid packages for submission to the prospective customer. The interval between customer inquiry and confirmation of an order or contract execution varies substantially. In general, orders are filled for components and small systems on a purchase order basis at fixed prices on normal 30-day trade terms, and larger, more complex systems involving long lead times are filled on a contract basis. Though contract terms are subject to considerable variation, contracts normally provide for progress payments, price adjustment provisions during periods when metal goods prices are subject to volatility and, except for sales from certain foreign subsidiaries, are either dollar denominated or payable in currencies with fixed exchange rates against the dollar. As a result, working capital, raw material pricing, and currency translation risks are not significant to the Company. Substantially all contracts for products to be exported for sale are secured by letters of credit drawn on major commercial banks. In certain instances, particularly in the performance of aftermarket heat exchanger services, work may be undertaken on a time and materials basis on normal 30-day credit terms.

     Consistent with emerging industry trends, the Company has also entered into formal "corporate alliances" with certain of its customers, under which the Company has been designated a preferred vendor for various products. The Company intends to continue to pursue additional strategic alliances or other corporate partnering arrangements. In addition, the Company will continue its emphasis on aftermarket sales and services in an effort to offset the cyclical nature of industry capital spending.

MARKET CONDITIONS AND COMPETITION

     Market Conditions. The industrial equipment markets in which ITEQ operates are mature. Worldwide capital expenditures for hydrocarbon processing equipment and air filtration equipment have averaged about $40 billion per year in recent years, with approximately 30% attributable to domestic spending. Although the Company's products and services are utilized in a number of industrial applications, a majority of its recent annual revenues has been attributable to the petrochemical and refining industries. A significant portion of ITEQ's revenues from those markets is attributable to plant expansion and upgrades, maintenance and the construction of new industrial capacity abroad. In an effort to minimize the effects of cyclical capital spending, ITEQ intends increasingly to emphasize greater market penetration in aftermarkets and diversification into less competitive international markets and other less cyclical domestic markets by capitalizing on its broad range of product lines with potential customers and through extension of its "corporate alliance" program into other industries. See " -- Significant Customers." In addition, the Company seeks to carry minimal inventories of raw materials and components and maintain a reasonable balance between the manufacture and purchase of product components and subassemblies. Since virtually all the Company's revenues are attributable to products and systems manufactured to customer specifications, it carries almost no finished goods inventory and purchases raw materials, components and subassemblies only on a job specific, often "just in time" basis. During the year ended December 31, 1996, certain components and subassemblies were purchased from numerous subcontractors, typically under fixed price arrangements. Should the need arise, the Company believes that any subcontractor can be replaced without significant disruption to its business.

     Competition. All the markets in which the Company competes in North America are highly fragmented, and most competitors in these niche markets are relatively small, privately-held businesses. In North American markets, competition is based on several competitive factors, including reputation, manufacturing capabilities, availability of plant capacity, price, performance and dependability. In foreign markets, competition varies widely. In some international markets, price competition is more intense than that prevailing in North America while in others, where prior relationships and product quality receive more customer emphasis than do marginal pricing differentials, price competition is less intensive. As a result of innovative design solutions, quality of product workmanship and dependability of "on time" performance, ITEQ's product and services are sold, in some circumstances, in situations where it is not the low bidder. Although the Company does not typically maintain supply or service contracts with its customers, a significant portion of the Company's annual revenues represents repeat business from the same customers.

     With increasing frequency, the Company is asked by end-users to submit proposals or bids for entire filtration systems, thus bypassing engineering and construction firms in the procurement process. When awarded such jobs, the Company designs the entire system, purchases certain "off-the-shelf" or fabricated components from vendors or subcontractors, and manufactures those portions of the system for which it has particular expertise. The partially completed system is then delivered to the customer's site for final assembly and installation by field construction personnel who may be subcontractors for or supervised by the Company.

MANUFACTURING FACILITIES

     The Company operates seven manufacturing facilities, all located in the United States, which range in size from less than 10,000 square feet to approximately 185,000 square feet of manufacturing and related space, or an aggregate of approximately 608,600 square feet. Of this total, about 211,000 square feet of manufacturing and related space is located in leased premises under leases expiring at various dates through 2004. The Company believes its facilities are suitable for their present and intended purposes and more than adequate for its current level of operations.

ENVIRONMENTAL MATTERS

     ITEQ is subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission and discharge of materials into the environment, including the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), the Clean Water Act, the Clean Air Act (including the 1990 Amendments) ("CAA") and the Resource Conservation and Recovery Act ("RCRA"). Each of these statutes allows the imposition of substantial civil and criminal penalties, as well as permit revocation, for violations of the requirements. Although the Company's operations may involve environmental management issues typically associated with manufacturing operations, the Company believes that it is in material compliance with all environmental laws. The Company has no current plans for substantial capital expenditures in this area. It is not a party to any threatened or pending legal proceedings or administrative actions relating to the environment. It is possible that future developments, such as changes in existing laws, regulations or enforcement practices under environmental laws, could lead to material costs of environmental compliance and cleanup by the Company.

SIGNIFICANT CUSTOMERS

     Historically, the Company's principal customers have been international refining and petrochemical processors, steel producers, foundries, mining and waste treatment concerns. Recently, ITEQ's customer base has been expanded to include steel mini-mills and microelectronics manufacturers. The Company is a designated preferred vendor for various products under its formal "corporate alliance" program with certain of its customers, including Amoco Corporation, Bechtel Group, Chevron Corporation, Lyondell-Citgo, Dow Chemical, E. I. Du Pont, Olin Corporation and Hoechst Celanese. The Company intends to continue its focus on entering into additional strategic alliances or other corporate partnering arrangements. Due to the contractual nature of the Company's operations, it is anticipated that significant portions of future consolidated revenues may be attributable to a limited number of customers in any particular year, although it is likely that the particular customers may vary from year to year.

BACKLOG


     At December 31, 1996, the Company's backlog was $56.7 million (which includes backlog attributable to Ohmstede), compared with $28.1 million at December 31, 1995. At March 31, 1997, the Company's backlog was $68.9 million. Such backlog consisted of written orders or commitments believed to be firm. Contracts for products and services are occasionally varied or modified by mutual consent and in certain instances may be cancelable by the customer on short notice without substantial penalty. As a result, the Company's backlog as of any particular date may not be indicative of the Company's actual operating results for any subsequent fiscal period. It is, however, anticipated that substantially all of the orders and commitments included in backlog at March 31, 1997 will be completed within the next twelve months.


EMPLOYEES

     At December 31, 1996, the Company employed approximately 1,000 full-time personnel, including approximately 180 unionized employees at four domestic manufacturing facilities who are subject to collective bargaining agreements. The Company considers its relations with its employees to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

                 NAME                    AGE                         POSITION
                 ----                    ---                         --------
Mark E. Johnson........................  46    Director, chairman of the board, president and chief
                                               executive officer
Lawrance W. McAfee.....................  42    Director, executive vice president, chief financial
                                               officer and secretary
Pierre S. Melcher......................  37    Director, senior vice president and treasurer
Thomas N. Amonett......................  52    Director
T. William Porter......................  55    Director
James L. Rainey, Jr....................  66    Director
James A. Read..........................  46    Director

     Mark E. Johnson. Mr. Johnson has been a director of the Company since December 1995 and chairman of the board, president and chief executive officer since March 1996. From February 1994 until December 1995, Mr. Johnson was a shareholder, director and president of Allied Industries, Inc. ("Allied"), a wholly-owned subsidiary of the Company since December 1995. Prior to that time, Mr. Johnson was a private investor and was a shareholder and served as chairman of the board, chief executive officer and president of Semco, Inc. ("Semco"), a manufacturer of pneumatic conveyancing equipment, and of Stillbrooke Corporation, a cemetery and funeral home holding company. From 1982 to 1986, Mr. Johnson served as a partner of KPMG Peat Marwick LLP.

     Lawrance W. McAfee. Mr. McAfee has been a director of the Company since December 1995 and executive vice president and chief financial officer since January 1993 and secretary since May 1993. From 1991 until the time he joined the Company in 1993, Mr. McAfee served as a director and chief financial officer of Waste Processor Industries, Inc., an environmental services company. Prior to that time, Mr. McAfee served as senior vice president and chief financial officer of Stillbrooke Corporation from 1989 to 1991. From 1982 to 1989, Mr. McAfee served as vice president and chief financial officer of U.S. Home Corporation, a residential builder, developer and financial services company.

     Pierre S. Melcher. Mr. Melcher has been a director of the Company since March 1996 and senior vice president and treasurer since April 1996. From February 1994 until December 1995, Mr. Melcher was a shareholder and served as director and senior vice president of Allied. Prior to that time, Mr. Melcher pursued private investments and was a shareholder and served as a director and senior vice president of Semco. From 1988 to 1991, Mr. Melcher served as an investment banker with Texas Commerce Bank.

     Thomas N. Amonett. Mr. Amonett has been a director of the Company since April 1996. Mr. Amonett has served as acting chief executive officer of Weatherford Enterra, Inc., an energy services company, since July 1996, and a director since May 1974. From July 1992 to December 1995, he served as president and a director of Reunion Resources Company (previously known as Buttes Gas and Oil Company), a Houston-based oil and gas exploration, development and production company. From 1986 to 1992, he was of counsel with the law firm of Fulbright & Jaworski L.L.P. Mr. Amonett also currently serves as a director of American Residential Services, Inc., a residential services company, and of PetroCorp Incorporated, an oil and gas producer.

     T. William Porter. Mr. Porter has served as a director of the Company since December 1995. Since 1981, Mr. Porter has been a partner of Porter & Hedges, L.L.P., a Houston-based law firm and the Company's principal outside legal counsel. Mr. Porter also serves on the board of Gundle/SLT Environmental, Inc., a manufacturer and supplier of lining systems used in waste and industrial containment systems.

     James L. Rainey. Mr. Rainey has served as a director of the Company since October 1993. He is an independent business consultant. From May 1986 through April 1991, he served as president and chief executive officer of Farmland Industries, Inc., the largest domestic agricultural supply cooperative. Prior to that time, he spent over 20 years with Kerr-McGee Corporation, including serving as president of Kerr-McGee Chemical Corporation. Mr. Rainey also serves on the boards of Jacobs Engineering Group, Inc., The Wirthlin Group and Biomat, Inc.

     James A. Read. Mr. Read has served as a director of the Company since January 1997. Since 1988, Mr. Read has served as a managing director of Mezzanine Management Limited, an independent private debt and equity fund management and advisory company. Mr. Read also serves on the boards of directors of Core Laboratories N.V., JJI Lighting Group, Inc. and Western Sky Industries, Inc. in the United States and British Printing Co. Limited, Page One Communications Limited, Wellington Holding plc, CF Holdings Ltd. and CB Holdings SA in Europe.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 14, 1997, as adjusted to reflect the sale of the shares offered hereby by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) all directors and officers as a group, and (iv) each Selling Stockholder.


                                                                              SHARES BENEFICIALLY
                                    SHARES BENEFICIALLY                           OWNED AFTER
                                  OWNED PRIOR TO OFFERING      NUMBER OF          OFFERING(1)
                                  ------------------------    SHARES BEING    --------------------
              NAME                 NUMBER(2)      PERCENT       OFFERED       NUMBER(2)    PERCENT
              ----                -----------    ---------    ------------    ---------    -------
Mark E. Johnson(3)..............    1,668,062        14.1%      300,000       1,368,062      8.4%
  2727 Allen Parkway, Suite 760
  Houston, Texas 77019
Pierre S. Melcher(4)............    2,019,034        17.0%      400,000       1,619,034     10.0%
  2727 Allen Parkway, Suite 760
  Houston, Texas 77019
International Mezzanine Capital,
  B.V.(5).......................    1,525,333        11.6%           --       1,525,333      9.4%
  Manfield House
  376-379 Strand
  London WCZR-OLR
  United Kingdom
Thomas N. Amonett...............       12,000            *           --          12,000         *
Lawrance W. McAfee..............      228,000         1.8%           --         228,000      1.4%
T. William Porter...............       15,000            *           --          15,000         *
James L. Rainey, Jr. ...........       30,000            *           --          30,000         *
James A. Read...................        5,000            *           --           5,000         *
OTHER SELLING STOCKHOLDER:
Pennsylvania Merchant Group
  Ltd. .........................       50,000            *       50,000              --        --
All directors and executive
  officers as a group (8
  persons)(6)...................    4,023,091        33.5%                    3,373,091     20.4%


---------------

* Less than 1% of outstanding shares.

(1) Adjusted to reflect the sale of shares of Common Stock offered hereby, assuming the Underwriters' over-allotment option is not exercised.


(2) Includes shares underlying outstanding stock options, as follows: Mr. Amonett - 12,000; Mr. McAfee - 213,750; Mr. Porter - 15,000; Mr. Rainey - 30,000; and Mr. Read - 5,000.


(3) Mark E. Johnson is a director of the Company and currently serves as its chairman of the board, president and chief executive officer. Mr. Johnson previously served as director, president and chief executive officer of Allied Industries, Inc., a wholly-owned subsidiary of the Company. See "Management."

(4) Pierre S. Melcher is a director of the Company and currently serves as its senior vice president and treasurer. Mr. Melcher previously served as director and senior vice president of Allied Industries, Inc., a wholly-owned subsidiary of the Company. See "Management."


(5) Consists of Common Stock which may be acquired upon exercise of outstanding warrants.



(6) Includes all shares referred to in note (2) above.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides for authorized capital stock of 31,000,000 shares, consisting of 30,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). The following summary description of the capital stock of the Company is a summary, does not purport to be complete or to give effect to applicable statutory or common law, is subject in all respects to the applicable provisions of the Certificate of Incorporation, and the information is qualified in its entirety by this reference.

COMMON STOCK


     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, subject to the voting rights that may be granted to holders of Preferred Stock, pursuant to the Company's Bylaws (the "Bylaws") holders of a plurality of the shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote can elect all of the directors of the Company. Subject to the terms of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Company's board of directors out of funds legally available therefor. The Common Stock is not subject to any calls or assessments. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock. Holders of Common Stock have no redemption, conversion or preemptive rights.


PREFERRED STOCK

     Shares of Preferred Stock may be issued without stockholder approval. The board of directors is authorized to issue up to 1,000,000 shares of Preferred Stock in one or more series and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including, without limitations (i) the number of shares and the name of the series, (ii) the rate and times at which dividends will be payable on the shares of the series, and the status of such dividends as cumulative or non-cumulative and as participating or non-participating, (iii) the prices, times and terms, if any, at or upon which shares of the series will be subject to redemption, (iv) the rights, if any, to convert such shares into, or to exchange such shares for, shares of any other class of stock of the Company, (v) the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series, (vi) the rights and preferences, if any, of shares of the series upon any liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Company, (vii) the limitations, if any, applicable while the series is outstanding, on the payment of dividends or making of distributions on, or the acquisition of, the Common Stock or any other class of stock which does not rank senior to the shares of the series, and
(viii) the voting rights, if any, to be provided for shares of the series. The Company has no current plans for issuance of any shares of Preferred Stock. Any issuance of shares of Preferred Stock may adversely affect the voting powers or rights of the holders of Common Stock.

WARRANTS

     The Company has issued warrants to purchase an aggregate of 1,983,675 shares of Common Stock, of which warrants to purchase an aggregate of 1,760,000 are exercisable at a price of $5.10 per share and expire in November 2003 (the "Financing Warrants"), warrants to purchase 140,000 shares of Common Stock are exercisable at a price of $4.42 per share and expire in September 1997 (the "Advisor Warrants"), warrants to purchase 33,675 shares of Common Stock are exercisable at a price of $4.72 per share and expire in April 1998, and warrants to purchase 50,000 shares of Common Stock are exercisable at a price of $4.80 per share and expire in December 1997. The 50,000 shares offered herein by Pennsylvania Merchant Group Ltd. represent the shares of Common Stock underlying the 50,000 warrants that expire in December 1997. See "Selling Stockholders." The exercise price and, if applicable, the number of shares underlying these warrants are subject to adjustment upon, among other things, the declaration or payment of certain dividends on the Common Stock (subject to certain exceptions) and stock splits, combinations and reclassifications of shares. In addition, the exercise price of the Financing Warrants is subject to adjustment upon the issuance of additional shares of Common Stock (including the grant of options) and the issuance of securities convertible into Common Stock, subject to certain exceptions, at certain price levels. In the case of certain extraordinary transactions including, without limitation, a merger or consolidation in which the Company is not the surviving entity, or a sale of all or substantially all of the assets of the Company, all of the above warrants become exercisable for the number of shares of stock, securities, or other property which the Common Stock issuable upon exercise of such warrants would have been entitled upon such transactions, together with any necessary adjustments.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise. The description of such provisions set forth below is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the Certificate of Incorporation and the Bylaws and of the Delaware General Corporation Law (the "DGCL").

     Preferred Stock. Although the board of directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The board of directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the board of directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-market price of such stock.

     Special Meetings. The Bylaws provide that special meetings of stockholders can be called by the directors or by any officer instructed by the directors to call the special meeting of stockholders. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company. This provision would prevent non-director stockholders of the Company from forcing stockholder consideration of a proposal by calling a special meeting of stockholders before the time the board believes such consideration to be appropriate.

     Anti-Takeover Legislation. As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 prohibits the Company from engaging in a "business combination" (as defined therein) with an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of the corporation and authorized at a meeting of the stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation contains a provision that eliminates, to the extent currently allowed under Section 102(b)(7) of the DGCL, the personal monetary liability of a director to the Company and its stockholders for breach of his fiduciary duty of care as a director. If a director were to breach the duty of care in performing his duties as a director, neither the Company nor its stockholders could recover monetary damages from the director, and the only course of action available to the Company's stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the Certificate of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of a transaction or an event authorized by the board of directors, the remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, such stockholder would have no effective remedy against the directors. Liability for monetary damages remains for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase or redemption of the Company's stock under Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation further provides that if Section 102(b)(7) of the DGCL is amended or supplemented to allow further elimination or limitation of the liability of directors, then the liability of the Company's directors shall be limited to the fullest extent permitted by the amended DGCL.

     The DGCL permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of their being officers or directors of the corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by an indemnified officer or director, provided he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, in the case of criminal proceedings, provided he had no reasonable cause to believe that his conduct was unlawful. The Certificate of Incorporation provides indemnification for the Company's directors and officers to the fullest extent allowed pursuant to the foregoing provisions of the DGCL.

     The DGCL further permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of their being officers or directors of the corporation. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the indemnified officer or director, provided he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests. However, no such person will be indemnified as to matters for which he is found to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, indemnification is ordered by a court. The Certificate of Incorporation provides indemnification of the Company's directors and officers to the fullest extent allowed pursuant to the foregoing provisions of the DGCL.

     Delaware corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The foregoing indemnification provisions are not exclusive of any other right to indemnity to which a director or officer may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, New York, New York.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (as defined below) (a "Non-United States Holder"). This discussion is based upon the Company's review and analysis of the United States Federal tax law now in effect, which is subject to change, possibly retroactively. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a "United States person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust.

DIVIDENDS

     Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax imposed on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

     A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax imposed on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties that may provide for different rules.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States on the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax has been actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

     Under temporary United States Treasury regulations, United States information requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that certain required information is furnished to the United States Internal Revenue Service by the Non-United States Holder.

     These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations. The United States Internal Revenue Service has recently issued proposed Treasury regulations concerning these rules which are presently proposed to be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of such proposed Treasury regulations and the potential effect on their ownership and disposition of the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, for whom Deutsche Morgan Grenfell Inc., EVEREN Securities, Inc. and Sanders Morris Mundy are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which is filed as an exhibit to the Company's Registration Statement, of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Deutsche Morgan Grenfell Inc................................
EVEREN Securities, Inc......................................
Sanders Morris Mundy........................................

                                                              ---------
          Total.............................................  5,050,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers
(who may include the Underwriters) a concession of not more than $          per
share. The selected dealers may reallow a concession of not more than
$          to certain other dealers. After the Offering, the price, the concession and the reallowance and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

     The Company has granted an option to the Underwriters to purchase up to a maximum of 757,500 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     Each Underwriter has represented and agreed that: (i) it has not offered or sold and prior to the date six months after the date of issue of the Common Stock will not offer or sell any Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     In connection with the Offering, the Selling Stockholders have agreed not to, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Deutsche Morgan Grenfell Inc. In addition, the Company and its directors and officers have agreed not to, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of Deutsche Morgan Grenfell Inc., except for the issuance of shares pursuant to the exercise of stock options granted under the Company's stock option plans and except for the issuance of shares in business acquisitions. Furthermore, the holders of the Financing Warrants and the holder of the Advisor Warrants and the warrants to purchase 33,675 shares of Common Stock exercisable at a price of $4.72 per share have agreed not to, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of Deutsche Morgan Grenfell Inc.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities including civil liabilities under the Securities Act or will contribute to payments the Underwriters may be required to make in respect thereof. In addition, the Underwriting Agreement provides that the Company will reimburse Deutsche Morgan Grenfell Inc. for its itemized, reasonable out-of-pocket expenses incurred in connection with the Offering not to exceed $200,000.

     Sanders Morris Mundy has in the past provided, and may in the future provide, investment banking services to the Company.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Commons Stock offered hereby are being passed upon for the Company by Porter & Hedges, L.L.P. T. William Porter, a partner of the firm Porter & Hedges, L.L.P., the Company's principal outside legal counsel, is a director of the Company. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Andrews & Kurth L.L.P.

                                    EXPERTS

     The audited financial statements of the Company included in this Prospectus have been audited by Arthur Andersen LLP and KPMG Peat Marwick LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon such reports given upon the authority of those firms as experts in accounting and auditing.

     The audited financial statements of Ohmstede incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, Melton & Melton and KPMG Peat Marwick LLP, independent auditors, as stated in their reports appearing in Form 8-K/A dated February 3, 1997, and have been so incorporated by reference in reliance upon such reports given upon the authority of those firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied or obtained by mail upon the payment of the Commission's prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the Nasdaq National Market, and reports, proxy statements and other information filed by ITEQ can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

     The Company has filed with the Commission a registration statement on Form S-2 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock to be offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, such statement being qualified in all respects by such reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE


     The Company hereby incorporates by reference in this Prospectus the Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) Form 8-K/A dated February 3, 1997, (iii) Form 8-K dated March 7, 1997, and (iv) Form 10-Q dated April 30, 1997, all of which have been filed with the Commission pursuant to the Exchange Act.



     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Registration Statement, other than exhibits to such documents. Requests should be directed to Lawrance W. McAfee, executive vice president and chief financial officer, ITEQ, Inc., 2727 Allen Parkway, Suite 760, Houston, Texas 77019, telephone number
(713) 285-2700.

                          ITEQ, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
Unaudited Pro Forma Combined Financial Information..........       F-2
Unaudited Pro Forma Combined Statement of Operations........       F-3
Notes to Unaudited Pro Forma Combined Statement of
  Operations................................................       F-4
Consolidated Balance Sheets as of December 31, 1996 and
  March 31, 1997 (unaudited)................................       F-5
Consolidated Statements of Operations for the three months
  ended March 31, 1996
  (unaudited) and 1997 (unaudited)..........................       F-6
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1996
  (unaudited) and 1997 (unaudited)..........................       F-7
Notes to Consolidated Financial Statements (unaudited)......  F-8,9,10
Reports of Independent Public Accountants...................   F-11,12
Consolidated Balance Sheets -- December 31, 1995 and
  December 31, 1996.........................................      F-13
Consolidated Statements of Operations -- Years ended
  December 31, 1994, 1995 and 1996..........................      F-14
Consolidated Statements of Stockholders' Equity -- Years
  ended December 31, 1994, 1995 and 1996....................      F-15
Consolidated Statements of Cash Flows -- Years ended
  December 31, 1994, 1995 and 1996..........................      F-16
Notes to Consolidated Financial Statements..................      F-17

                                   ITEQ, INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


     The following unaudited pro forma combined statement of operations gives effect to the acquisition (the "Acquisition") by ITEQ, Inc. (the "Company") of Ohmstede, Inc. ("Ohmstede") on November 20, 1996, which for accounting purposes was effective November 1, 1996. The unaudited pro forma combined statement of operations presented was prepared utilizing the historical audited financial statements of the Company and the unaudited financial statements of Ohmstede, respectively. The Company accounted for the Acquisition using the purchase method of accounting. The allocation of the purchase price to the assets acquired and liabilities assumed is based on estimates of fair market values. The unaudited pro forma combined statement of operations for the year ended December 31, 1996 assumes the Acquisition occurred on January 1, 1996. The results of Ohmstede are included in the Company's historical results for the three months ended March 31, 1997, and therefore pro forma financial data for this period is not included. The pro forma combined statement of operations may not be indicative of the Company's results of operations that would have occurred had the Acquisition been completed at the beginning of the period presented, nor do such statements purport to indicate the Company's financial condition or results of operations at any future date or for any future period.


     Other than savings attributable to compensation and benefits for certain positions of Ohmstede which were required to be eliminated pursuant to the purchase agreement and which have been eliminated since the Acquisition, no expected benefits and/or cost reductions anticipated by the Company, corporate allocations, additional costs from association with a public company or additional revenues related to selling Ohmstede products through the Company's international marketing network have been reflected in this unaudited pro forma combined statement of operations. Also, the following unaudited pro forma combined statement of operations does not include the effect of the Offering.

                          ITEQ, INC. AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                               HISTORICAL
                                        -------------------------
                                                       OHMSTEDE
                                                        FOR TEN
                                                        MONTHS
                                                         ENDED          PRO FORMA
                                                      OCTOBER 31,      ACQUISITION
                                        COMPANY          1996          ADJUSTMENTS      PRO FORMA
                                        --------      -----------      -----------      ---------
                                        (AUDITED)     (UNAUDITED)
Revenues..............................  $110,804(a)   $    83,124(b)            --       $193,928
Cost of revenues(h)...................    88,949(g)        63,794               --        152,743
                                        --------      -----------        ---------       --------
     Gross profit.....................    21,855           19,330               --         41,185
Selling, general and administrative
  expenses............................    11,977            9,964        $    (541)(c)     21,400
Sales commissions.....................     2,755              337               --          3,092
Depreciation and amortization.........     1,146              144              828(d)       2,118
Restructuring charges and other
  nonrecurring costs..................     3,704(g)            --               --          3,704
                                        --------      -----------        ---------       --------
     Operating profit.................     2,273            8,885             (287)        10,871
                                        --------      -----------        ---------       --------
Other income (expense):
  Interest expense, net...............    (2,660)            (301)          (4,890)(e)     (7,851)
  Other income........................       305              284               --            589
                                        --------      -----------        ---------       --------
          Total other expense.........    (2,355)             (17)          (4,890)        (7,262)
                                        --------      -----------        ---------       --------
Earnings (loss) before provision for
  income taxes........................       (82)           8,868           (5,177)         3,609
Provision for income taxes............         4              444              908(f)       1,356
                                        --------      -----------        ---------       --------
          NET EARNINGS (LOSS).........  $    (86)     $     8,424        $  (6,085)      $  2,253
                                        ========      ===========        =========       ========
  Net earnings (loss) per common
     share............................  $   (.01)                                        $    .19
                                        ========                                         ========
  Weighted average number of common
     and common equivalent shares
     outstanding......................    11,481                                           11,604
                                        ========                                         ========

    See Notes to Unaudited Pro Forma Combined Statement of Operations on the
                                following page.

                          ITEQ, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

     a) Includes revenues of $17.0 million from the operations of Ohmstede for the two month period following the date of acquisition.

     b) Reflects revenues of $83.2 million from the operations of Ohmstede for the ten month period ended October 31, 1996, and prior to its acquisition by the Company.

     c) Represents estimated savings attributable to salaries, bonuses and benefits for positions at Ohmstede that have been eliminated. No anticipated cost reductions, corporate allocations from ITEQ, Inc., or additional costs related to association with a public company have been included in this adjustment.

     d) Reflects the additional amortization related to the intangible assets and the excess of costs over the net assets acquired.

     e) Reflects the increase in interest expense related to the additional debt borrowed for the Ohmstede acquisition and the amortization of both the debt financing costs and the subordinated debt discount, net of historical interest expense savings from the paydown of Ohmstede debt related to the transaction.

     f) Reflects pro forma income tax expense based on the expected effective tax rate of the Company (38%) related to the net pro forma adjustments and conversion of Ohmstede's federal income tax status from an S Corporation to a C Corporation.

     g) During 1996, the Company incurred a restructuring charge of $4.4 million, of which $3.7 million and $0.7 million were recorded as restructuring charges and cost of revenues, respectively. The charge included (i) a provision for the contractually required severance obligations to the former president and chief executive officer who was replaced in March 1996, and (ii) the cost of implementing new management's plan to reduce the Company's overall cost structure including employee severance, lease and other contract buyouts, inventory and other asset impairments, losses related to termination of unprofitable business lines, excess machinery disposal and other related costs.

     h) Includes depreciation and amortization of $719, $855 and $1,574 for the historical Company, historical Ohmstede and pro forma financial information, respectively.

                          ITEQ, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                                   March 31,
                                                   December 31,      1997
                                                       1996       (unaudited)
                                                   ------------   -----------
        ASSETS
CURRENT ASSETS:
Cash and cash equivalents                             $6,331        $1,759
Restricted cash                                          144           155
Due on contracts and other receivables, net           34,230        33,261
Costs and estimated earnings in excess of billings
  on uncompleted contracts                            20,690        23,759
Inventories                                           10,649         6,268
Prepaid expenses, deposits and other assets              881         1,106
Deferred tax asset                                     1,979         1,166
                                                    --------      --------
       Total Current Assets                           74,904        67,474
                                                    --------      --------

Property and Equipment, net                           13,661        13,775
Other Assets, net                                     47,823        47,045
                                                    --------      --------
TOTAL ASSETS                                        $136,388      $128,294
                                                    ========      ========
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                     $14,568       $13,550
Accrued liabilities:
  Job costs                                            8,171         9,004
  Warranties                                             353           343
  Compensation                                         5,067         4,927
  Other                                                4,260         2,978
Billings in excess of costs and estimated earnings
  on uncompleted contracts                               958           952
Progress billings                                      5,137         6,496
Current maturities of long-term debt                   6,012         6,012
Income taxes payable                                     527           506
                                                    --------      --------
       Total Current Liabilities                      45,053        44,768

LONG-TERM LIABILITIES:
Borrowings under line of credit                       25,400        17,000
Other long-term obligations, less current
  maturities                                          29,029        27,548
Subordinated notes                                    12,712        12,796
Deferred tax liability                                   941           941
                                                    --------      --------
       Total Liabilities                             113,135       103,053
                                                    --------      --------
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 1,000 shares
  authorized, no shares issued or outstanding            --            --
Common stock, $.001 par value; 30,000 shares
  authorized, 11,510 and 11,838 shares issued and
  outstanding at December 31, 1996 and
  March 31, 1997, respectively                            11            12
Additional paid-in capital                            23,161        24,400
Retained earnings (deficit)                              (44)        1,129
Translation adjustment                                   125          (300)
                                                    --------      --------
       Total Stockholders' Equity                     23,253        25,241
                                                    --------      --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $136,388      $128,294
                                                    ========      ========

                 See Notes To Consolidated Financial Statements

                          ITEQ, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                    (In thousands, except per share amounts)
                                  (Unaudited)


                                                  Three months ended
                                                        March 31,
                                                  ------------------
                                                 1996
                                                  as
                                               restated            1997
                                               ---------          -------

Revenues                                        $22,129           $48,494
Cost of revenues                                 17,430            38,870
                                                -------           -------
   Gross profit                                   4,699             9,624

Selling, general and administrative expenses      2,647             4,807
Sales commissions                                 1,047               645
Depreciation and amortization                       245               481
Merger costs, restructuring charges and
    other nonrecurring costs                      3,500                --
                                                -------           -------

    Operating profit                             (2,740)            3,691
                                                -------           -------

Other income (expense):
    Interest expense, net                          (385)           (1,807)
    Other income                                     18               102
                                                -------           -------
       Total other expense                         (367)           (1,705)
                                                -------           -------
Earnings (loss) before provision for
    income taxes                                 (3,107)            1,986
Provision (benefit) for income taxes             (1,210)              813
                                                -------           -------
    Net earnings (loss) per
        common share                            ($1,897)           $1,173
                                                =======           =======

Net earnings (loss) per common share             ($0.17)            $0.10
                                                =======           =======
Weighted average common and common
     equivalent shares outstanding               11,462            12,272
                                                =======           =======




                See notes to consolidated financial statements

                          ITEQ, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                                 (In thousands)
                                  (Unaudited)

                                                                           Three months ended
                                                                                March 31,
                                                                       --------------------------
                                                                          1996
                                                                       as restated          1997
                                                                       -----------        -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                                      $(1,897)         $ 1,173
Adjustments to reconcile net earnings (loss) to
  net cash provided (used) by operating activities:
    Non Cash Interest                                                         --              218
    Depreciation and amortization                                            376              730
    Provision (benefit) for income taxes                                    (115)             813
    Changes in assets and liabilities:
      Restricted cash                                                       (156)             (27)
      Due on contracts and other receivables                               6,909              780
      Inventories                                                            453            4,359
      Costs and estimated earnings in excess of
        billings on uncompleted contracts                                   (858)          (3,523)
      Prepaid expenses, deposits and other assets                           (397)            (225)
      Refundable income taxes                                             (1,210)
      Accounts payable and accrued liabilities                            (5,377)          (1,144)
      Billings in excess of costs and estimated earnings
        on uncompleted contracts                                              42               46
      Progress Billings                                                       --            1,359
      Income taxes payable                                                    --              (21)
      Other                                                                    4              (20)
                                                                         -------          -------
               Net cash provided (used) by operating activities           (2,226)           4,518
                                                                         -------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                          (44)            (490)
                                                                         -------          -------
               Net cash used by investing activities                         (44)            (490)
                                                                         -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term obligations                                             (4)          (9,881)
Net borrowings under line of credit                                          102               --
Proceeds from exercise of stock options                                       43            1,240
                                                                         -------          -------
               Net cash provided (used) by financing activities              141           (8,641)
                                                                         -------          -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                      (16)              41
                                                                         -------          -------

Net decrease in cash and cash equivalents                                 (2,145)          (4,572)
Cash and cash equivalents, beginning of period                             2,216            6,331
                                                                         -------          -------
Cash and cash equivalents, end of period                                 $    71          $ 1,759
                                                                         =======          =======



                 See Notes To Consolidated Financial Statements

                          ITEQ, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with regulation S-X pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading.

In the opinion of management, the unaudited financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position as of March 31, 1997, the results of operations for the three months ended March 31, 1996 and 1997, and the cash flows for the three months ended March 31, 1996 and 1997.

During the fourth quarter of 1996, effective January 1, 1996, the Company estimated percentage-of-completion for the materials portion of its long-term contracts at its Allied Industries, Inc. subsidiary, based on when purchased material was placed into production, whereas previously, such estimates were based on when the liability for the cost of the material was legally incurred. The new method of applying the percentage-of- completion accounting principle was adopted to better reflect the economics of Allied's revenue and profit earnings process. Financial statements of prior years and interim periods have been restated to apply the revised method retroactively. The effect of the accounting change on previously reported March 31, 1996 net earnings is as follows (in thousands):

                                                        Increase/Decrease
                                                        -----------------
                                                           March 31,
                                                             1996
                                                             ----
                 Net earnings (loss) ......................   $12
                 Net earnings (loss) per common share .....    --


NOTE 2 - DUE ON CONTRACTS AND OTHER RECEIVABLES

At December 31, 1996 and March 31, 1997, due on contracts and other receivables consist of (in thousands):

                                                                              December 31, March 31,
                                                                                  1996       1997
                                                                                 -------    -------
                 Billings on completed contracts and contracts in progress ...   $34,273   $33,232
                 Retained contract receivables ...............................       544       628
                 Other miscellaneous receivables .............................       125       134
                 Allowance for doubtful accounts .............................      (712)     (733)
                                                                                 -------   -------
                                                                                 $34,230   $33,261
                                                                                 =======   =======

NOTE 3 - INVENTORIES

Inventories consist of costs for which no related revenue has been recognized. Inventories include materials used in the manufacturing process, purchased parts and equipment held for resale and are valued at the lower of cost or market. Cost is determined by the average cost method for materials and the first-in, first-out (FIFO) method for purchased parts. At December 31, 1996 and March 31, 1997, inventories consist of the following (in thousands):

                                                    December 31,     March 31,
                                                       1996            1997
                                                    -----------      ---------
Raw Materials ..................................     $ 3,514         $3,524
Work in Progress................................       7,135          2,744
                                                     -------         ------
Total ..........................................     $10,649         $6,268
                                                     =======         ======

NOTE 4 - OTHER ASSETS

At December 31, 1996 and March 31, 1997, other assets consist of the following items (in thousands):

                                                                                   December 31, March 31,
                                                                                     1996      1997
                                                                                   -------   -------
  Excess of costs over net assets acquired, net of accumulated  amortization, of
  $1,789 and $1,995 at December 31, 1996 and March 31, 1997, respectively ........   $32,941   $32,449

  Licenses, trademarks and tradenames, net of accumulated amortization of
  $878 and $1,050 at December 31, 1996 and March 31, 1997, respectively ..........    11,880    11,708

  Debt issuance costs, net of accumulated amortization of $45 and $179 at
  December 31, 1996 and March 31, 1997, respectively .............................
                                                                                       2,957     2,843
  Other ..........................................................................        45        45
                                                                                     -------   -------
              Other Assets, net ..................................................   $47,823   $47,045
                                                                                     =======   =======


NOTE 5 - BUSINESS ACQUISITIONS

In March 1997, the Company entered into a letter of intent to purchase Exell, Inc. and an affiliated partnership (collectively, "Exell") for a combined cash purchase price of approximately $10.4 million, subject to reduction for certain adjustments. A definitive purchase agreement was entered into in April 1997. Exell is a manufacturer of shell and tube heat exchangers and a competitor of the Company's Ohmstede heat exchanger manufacturing operation. For its fiscal year ended September 30, 1996, Exell reported revenues of $25.0 million. The transaction, if consummated, will be accounted for using the purchase method of accounting and is presently scheduled to close by June 1997, but remains subject to the satisfaction of customary contractual conditions and certain regulatory approvals, and there can be no assurance that the transaction will be consummated.

NOTE 6 - RESTRUCTURING COSTS

A restructuring charge of $4,200,000 was taken during the three months ended March 31, 1996, of which $3.5 million and $0.7 million were recorded as restructuring charges and cost of revenues, respectively. The charge included
(i) a provision for the contractually required severance obligations to the former president and chief executive officer who was replaced in March 1996, and (ii) the cost of implementing new management's plan to reduce the Company's overall cost structure including employee severance, lease and other contract buyouts, inventory and other asset impairments, losses related to termination of unprofitable product lines, excess machinery disposal and other related costs.

NOTE 7 - RECENT DEVELOPMENTS

As planned when acquired, Ohmstede has initiated foreign sales, which typically have longer production times and more units per order in production and shipment than Ohmstede's historical domestic business. Accordingly, such sales were recognized under the percentage-of-completion revenue recognition method, resulting in revenues and gross margin of $3,564,000 and $658,000, respectively, during the three months ended March 31, 1997. Also, at March 31, 1997, Ohmstede had more jobs substantially complete but not shipped than in prior periods, which under the Company's completed contract policy resulted in revenues and gross margin of $1,961,000 and $627,000, respectively, during the three months ended March 31, 1997.

In March 1997, a vessel at the Company's Allied subsidiary was damaged by a subcontractor during the final stages of completion. The Company entered into a second contract with the customer to construct a replacement vessel and expects to recover the cost of the original vessel either from the subcontractor or from insurance proceeds. The Company does not expect to incur a loss on the contracts.

The Company has filed a registration statement on Form S-2 to register for sale
5.1 million shares of common stock (4.3 million from the Company and 0.8 million form certain selling stockholders). The primary use of the offering proceeds to the Company will be to reduce debt incurred in acquisitions and for potential future acquisitions. Subsequent to March 31, 1997 the Company incurred $117,000 in expenses to date in conjunction with the offering which will be capitalized and recorded as a reduction of offering proceeds.

                          ITEQ, INC. AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of ITEQ, Inc.:

     We have audited the accompanying consolidated balance sheets of ITEQ, Inc. (a Delaware corporation, formerly Air-Cure Technologies, Inc.) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. We did not audit the financial statements of Allied Industries, Inc., a company acquired during 1995 in a transaction accounted for as a pooling of interests, as discussed in Note 2, for the period from January 28, 1994 to December 31, 1994. The statement of operations and cash flows for Allied Industries, Inc. is included in the 1994 consolidated statements of operations and cash flows of ITEQ, Inc. and reflects total revenues of 28% of the consolidated total. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Allied Industries, Inc., is based solely upon the report of other auditors. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ITEQ, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As explained in Note 1 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for percentage-of-completion on long-term contracts.

Arthur Andersen LLP

Houston, Texas
February 24, 1997

                          ITEQ, INC. AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Allied Industries, Inc.:

     We have audited the balance sheet of Allied Industries, Inc. (the Company) as of December 31, 1994, and the related statements of operations, retained earnings and cash flows for the period from January 28, 1994 (date of inception) to December 31, 1994 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Industries, Inc. as of December 31, 1994, and the results of its operations and its cash flows for the period from January 28, 1994 (date of inception) to December 31, 1994 in conformity with generally accepted accounting principles.

     As explained in Note 1 to the financial statements, the Company has given retroactive effect to the change in accounting for percentage of completion on long-term contracts.

KPMG Peat Marwick LLP

Houston, Texas
March 31, 1995, except as to Note 1 which is as of February 24, 1997

                          ITEQ, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                                              DECEMBER 31,
                                                                  1995
                                                              AS RESTATED     DECEMBER 31,
                                                                (NOTE 1)          1996
                                                              ------------    ------------
                                          ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................    $ 2,216         $  6,331
Restricted cash.............................................         83              144
Due on contracts and other receivables including retainages
  of $1,279 and $544 at December 31, 1995 and 1996,
  respectively, net.........................................     22,926           34,230
Costs and estimated earnings in excess of billings on
  uncompleted contracts.....................................     18,067           20,690
Inventories.................................................      3,944           10,649
Refundable income taxes.....................................        832               --
Prepaid expenses, deposits and other assets.................        502              881
Deferred tax asset..........................................        240            1,979
                                                                -------         --------
         Total Current Assets...............................     48,810           74,904
PROPERTY AND EQUIPMENT, NET.................................      5,392           13,661
OTHER ASSETS, NET...........................................     16,642           47,823
                                                                -------         --------
         TOTAL ASSETS.......................................    $70,844         $136,388
                                                                =======         ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable............................................    $11,799         $ 14,568
Accrued liabilities
  Job costs.................................................     10,854            8,171
  Warranties................................................        419              353
  Compensation..............................................      2,358            5,067
  Other.....................................................      1,260            4,260
Billings in excess of costs and estimated earnings on
  uncompleted contracts.....................................        815              958
Progress billings...........................................         --            5,137
Current maturities of long-term debt........................      3,347            6,012
Income taxes payable........................................        124              527
                                                                -------         --------
         Total Current Liabilities..........................     30,976           45,053
LONG-TERM LIABILITIES
Borrowings under line of credit.............................     11,499           25,400
Other long-term obligations, less current maturities........      6,709           29,029
Subordinated notes..........................................         --           12,712
Deferred tax liability......................................        257              941
                                                                -------         --------
         Total Liabilities..................................     49,441          113,135
                                                                -------         --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value; 1,000 shares authorized, no
  shares issued or outstanding..............................         --               --
Common stock, $.001 par value; 30,000 shares authorized,
  11,453 and 11,510 shares issued and outstanding at
  December 31, 1995 and 1996, respectively..................         11               11
Additional paid-in capital..................................     20,901           23,161
Retained earnings (deficit).................................         42              (44)
Translation adjustment......................................        449              125
                                                                -------         --------
         Total Stockholders' Equity.........................     21,403           23,253
                                                                -------         --------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........    $70,844         $136,388
                                                                =======         ========

                 See Notes to Consolidated Financial Statements

                          ITEQ, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1994        1995
                                                                AS          AS
                                                             RESTATED    RESTATED
                                                             (NOTE 1)    (NOTE 1)      1996
                                                             --------    --------    --------
Revenues...................................................  $61,826     $113,164    $110,804
Cost of revenues...........................................   49,135       93,262      88,949
                                                             -------     --------    --------
  Gross profit.............................................   12,691       19,902      21,855
Selling, general and administrative expenses...............    8,926       11,645      11,977
Sales commissions..........................................    1,327        2,477       2,755
Depreciation and amortization..............................      845        1,009       1,146
Merger costs, restructuring charges and other nonrecurring
  costs....................................................       --        1,335       3,704
                                                             -------     --------    --------
  Operating profit.........................................    1,593        3,436       2,273
                                                             -------     --------    --------
Other income (expense):
  Interest expense, net....................................     (888)      (1,502)     (2,660)
  Other income.............................................      112          326         305
                                                             -------     --------    --------
          Total other expense..............................     (776)      (1,176)     (2,355)
                                                             -------     --------    --------
Earnings (loss) before provision for income taxes..........      817        2,260         (82)
Provision for income taxes.................................      338        1,500           4
                                                             -------     --------    --------
          Net earnings (loss)..............................  $   479     $    760    $    (86)
                                                             =======     ========    ========
Net earnings (loss) per common share.......................  $  0.04     $   0.07    $  (0.01)
                                                             =======     ========    ========
Weighted average common and common equivalent shares
  outstanding..............................................   10,891       11,552      11,481
                                                             =======     ========    ========

                 See Notes to Consolidated Financial Statements

                          ITEQ, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                 COMMON STOCK     ADDITIONAL   RETAINED                      TOTAL
                                                ---------------    PAID-IN     EARNINGS    TRANSLATION   STOCKHOLDERS'
                                                SHARES   AMOUNT    CAPITAL     (DEFICIT)   ADJUSTMENT       EQUITY
                                                ------   ------   ----------   ---------   -----------   -------------
BALANCE, DECEMBER 31, 1993....................   5,906    $ 6      $14,577      $   236       $(192)        $14,627
Stock issued for business combinations........   1,390      1        5,167           --          --           5,168
Stock issued for the employee stock purchase
  plan........................................       2     --            2           --          --               2
Costs related to issuance of stock............      --     --          (76)          --          --             (76)
Change in foreign currency translation
  adjustment..................................      --     --           --           --         335             335
Equity transactions of pooled company.........   4,140      4          935           --          --             939
Net earnings..................................      --     --           --          479          --             479
                                                ------    ---      -------      -------       -----         -------
BALANCE, DECEMBER 31, 1994 As Restated (Note
  1)..........................................  11,438     11       20,605          715         143          21,474
Stock issued for the employee stock purchase
  plan........................................      15     --           46           --          --              46
Stock issued for the exercise of stock
  options.....................................      --     --            1           --          --               1
Costs related to issuance of stock............      --     --          (14)          --          --             (14)
Compensation expense in connection with non-
  qualified stock option grants...............      --     --           13           --          --              13
Change in foreign currency translation
  adjustment..................................      --     --           --           --         306             306
Equity transactions of pooled company.........      --     --          250       (1,433)         --          (1,183)
Net earnings..................................      --     --           --          760          --             760
                                                ------    ---      -------      -------       -----         -------
BALANCE, DECEMBER 31, 1995 As Restated (Note
  1)..........................................  11,453     11       20,901           42         449          21,403
Stock issued for the employee stock purchase
  plan........................................      15     --           44           --          --              44
Stock issued for the exercise of stock
  options.....................................      42     --          134           --          --             134
Warrants issued to Subordinated Lenders, net
  of issuance costs...........................      --     --        2,082           --          --           2,082
Change in foreign currency translation
  adjustment..................................      --     --           --           --        (324)           (324)
Net loss......................................      --     --           --          (86)         --             (86)
                                                ------    ---      -------      -------       -----         -------
BALANCE, DECEMBER 31, 1996....................  11,510    $11      $23,161      $   (44)      $ 125         $23,253
                                                ======    ===      =======      =======       =====         =======

                 See Notes to Consolidated Financial Statements

                          ITEQ, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
                                 (IN THOUSANDS)

                                                                1994          1995
                                                                 AS            AS
                                                              RESTATED      RESTATED
                                                              (NOTE 1)      (NOTE 1)        1996
                                                              --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).......................................  $    479       $   760      $    (86)
  Adjustments to reconcile net earnings (loss) to net cash
    provided (used) by operating activities:
    Depreciation and amortization...........................     1,513         1,631         1,865
    Provision (benefit) for deferred income taxes...........      (444)          118          (156)
    Gain on sale of investment in subsidiary................        --            --          (160)
    Non-cash interest.......................................        --            --           302
    Changes in assets and liabilities, net of effects of
      businesses acquired:
      Restricted cash.......................................      (293)          552           (61)
      Due on contracts and other receivables, net...........       (26)       (7,537)        6,944
      Inventories...........................................       616          (664)        2,863
      Costs and estimated earnings in excess of billings on
         uncompleted contracts..............................       153        (9,937)       (3,409)
      Prepaid expenses, deposits and other assets...........       (20)         (122)         (390)
      Accounts payable and accrued liabilities..............       479        11,988        (3,176)
      Billings in excess of costs and estimated earnings on
         uncompleted contracts..............................      (296)       (2,695)          184
      Progress billings.....................................        --            --         4,128
      Income taxes payable..................................       147           (26)           21
      Other.................................................        (6)          (27)         (817)
                                                              --------       -------      --------
         Net cash provided (used) by operating activities...     2,302        (5,959)        8,052
                                                              --------       -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for acquired businesses, net of cash acquired...    (2,087)           --       (52,786)
  Purchases of property and equipment.......................      (657)         (932)         (991)
  Proceeds from sale of investment in subsidiary............        --            --         1,000
                                                              --------       -------      --------
         Net cash used by investing activities..............    (2,744)         (932)      (52,777)
                                                              --------       -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term obligations.......................     3,000        10,000        27,499
  Proceeds from subordinated debt & warrants................        --            --        15,000
  Payments of long-term obligations.........................   (11,247)       (9,279)       (2,499)
  Net borrowings under line of credit.......................     8,906         8,117        11,977
  Debt issuance costs.......................................        --            --        (3,002)
  Capital contributions from (distributions to) shareholders
    of pooled company.......................................       939        (1,433)           --
  Proceeds from exercise of stock options...................         2            47           178
  Costs relating to issuance of warrants and stock..........       (75)           --          (206)
                                                              --------       -------      --------
         Net cash provided by financing activities..........     1,525         7,452        48,947
                                                              --------       -------      --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................        72           114          (107)
                                                              --------       -------      --------
Net increase in cash and cash equivalents...................     1,155           675         4,115
Cash and cash equivalents, beginning of period..............       386         1,541         2,216
                                                              --------       -------      --------
Cash and cash equivalents, end of period....................  $  1,541       $ 2,216      $  6,331
                                                              ========       =======      ========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $    729       $   569      $  1,718
                                                              ========       =======      ========
  Cash paid for income taxes................................  $    546       $ 2,168      $    126
                                                              ========       =======      ========
Supplemental schedule of non-cash investing & financing
  activities:
  Financing of non-compete agreements.......................        --            --      $    500
                                                              ========       =======      ========
  Net business assets disposed through Company financing or
    non-cash consideration..................................        --            --      $    950
                                                              ========       =======      ========

                 See Notes to Consolidated Financial Statements

                          ITEQ, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ITEQ, Inc. (formerly Air-Cure Technologies, Inc.) and its subsidiaries (the "Company") is a provider of manufactured equipment, engineered systems and services used in the processing, treatment and movement of gases and liquids. It is a domestic manufacturer of shell and tube heat exchangers, principally for petrochemical and refining applications, and a producer of baghouses, scrubbers, fans and other filtration systems and components for environmental and general industrial applications. ITEQ also manufactures specialized process equipment, such as reactors, blenders, stacks, towers, columns and pressure vessels, principally for the refining, petrochemical and plastics industries. The Company has operations in the United States, Canada, Germany and Singapore.

     A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of ITEQ, Inc. and its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated. The consolidated financial statements have also been restated to reflect the merger with Allied Industries, Inc. ("Allied") on December 28, 1995, which was accounted for as a pooling-of-interests. (See
Note 2).

REVENUE RECOGNITION

     The Company records revenues from long-term contracts using the percentage-of-completion method. Under this method, the Company recognizes as revenues that portion of the total contract price which the cost of work completed to date bears to the estimated total cost of the work included in the contract. Because contracts may extend over more than one fiscal period, revisions of cost and profit estimates are made periodically and are reflected in the accounting period in which they are determined. If the estimate of total costs on a contract indicates a loss, the total anticipated loss is recognized immediately. Contract costs include all direct material, labor and subcontracting costs and those indirect costs related to contract performance, such as supplies, tools and repairs.

     The Company recognizes revenue from certain short-term contracts using the completed contract method. Revenue is recognized when a project is substantially complete. The contracts under this revenue recognition method are typically less than three months in duration.

     "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. Such revenues are expected to be billed and collected within one year. "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Beginning in 1996, the Company estimated percentage-of-completion for the materials portion of its long-term contracts at Allied based on when the material was placed into production, whereas previously such estimates were based on when the liability for the cost of the material was legally incurred. The new method of applying the percentage-of-completion accounting principle was adopted to better reflect the economics of Allied's revenue and profit earnings process, and financial statements of prior years have been restated to apply the revised method retroactively. The effect of the accounting change on previously reported 1994 and 1995 results and net earnings of 1996 is as follows:

                                                                INCREASE (DECREASE)
                                                              ------------------------
                                                              1994     1995      1996
                                                              ----    -------    -----
Net earnings (loss).........................................   $94    $(1,608)   $ 321
Net earnings (loss) per common share........................    --    $  (.14)   $ .03

     The balances of retained earnings at December 31, 1994 and 1995 have been increased (reduced) by $94 and $(1,514), respectively, for the effect (net of income taxes) of applying retroactively the revised method of accounting. The change in method had no effect on periods prior to 1994, since Allied is included in the Company's historical financial statements beginning January 28, 1994, the date of inception of Allied.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid temporary investments including those with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of interest bearing accounts.

RESTRICTED CASH

     From time to time, the Company pledges cash to financial institutions as security for bonds.

ACCOUNTS RECEIVABLE

     The allowance for doubtful accounts totaled $195 and $712 at December 31, 1995 and 1996, respectively. All retainages as of December 31, 1996 are expected to be collected by December 31, 1997.

INVENTORIES

     Inventories consist of costs for which no related revenue has been recognized. Inventories include materials used in the manufacturing process, purchased parts and equipment held for resale and are valued at the lower of cost or market. Cost is determined by the average cost method for materials and the first-in, first-out (FIFO) method for purchased parts. Inventory consists of the following:

                                                           DECEMBER 31,    DECEMBER 31,
                                                               1995            1996
                                                           ------------    ------------
Raw Materials............................................     $3,529         $ 3,514
Work in Progress.........................................         --           7,135
Other....................................................        415              --
                                                              ------         -------
          Total..........................................     $3,944         $10,649
                                                              ======         =======

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, including costs to ready assets for use. Depreciation and amortization of property and equipment are computed on the straight-line method over the estimated useful lives of the assets as follows:

                                                                USEFUL LIVES
                                                                ------------
Furniture and Fixtures......................................  3 to 15 Years
Machinery and Equipment.....................................  7 to 15 Years
Patterns and Molds..........................................  5 Years
Transportation Equipment....................................  3 Years
Buildings and Improvements..................................  7 to 39 Years
Leasehold Improvements......................................  Life of the lease

     At December 31, 1995 and 1996, Property and Equipment was comprised of the following items:

                                            DECEMBER 31,        DECEMBER 31,
                                                1995                1996
                                            ------------        ------------
Land....................................       $    --            $    700
Furniture and fixtures..................           427                 668
Machinery and equipment.................         6,341               9,176
Patterns and molds......................           625                 602
Transportation equipment................           186                 540
Buildings and improvements..............            --               4,382
Leasehold improvements..................           252                 330
                                               -------            --------
                                                 7,831              16,398
  Less accumulated depreciation and
     amortization.......................        (2,439)             (2,737)
                                               -------            --------
          Net property and equipment....       $ 5,392            $ 13,661
                                               =======            ========

     Repair and maintenance costs are expensed as incurred while major renewals and betterments are capitalized. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from property disposals are included in "Other income."

     Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reviews certain long-lived assets for impairment whenever events indicate that the carrying amount of an asset may not be recoverable and recognizes an impairment loss under certain circumstances in the amount by which the carrying value exceeds the fair value of the asset. The Company's adoption of SFAS No. 121 had no material effect on the Company's results of operations or financial position.

AMORTIZATION OF INTANGIBLES

     The excess of cost over net assets acquired and licenses, trademarks and tradenames are amortized on a straight-line basis over periods ranging from five to forty years. The Company maintains separate financial records for each of its acquired entities and performs periodic strategic and long-range planning for each entity. This enables the Company to monitor each entity's historical and expected performance in the context of the value assigned to acquisition intangibles and to the amortization period applied to each intangible asset. The Company assesses the recoverability of its goodwill whenever adverse events or changes in circumstances or business climate indicate that expected future cash flows (undiscounted and without interest charges) for individual business units may not be sufficient to support recorded goodwill. The Company modifies the life and/or the carrying amount of an acquisition intangible if an

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

impairment is identified. Amortization expense was $0.7 million, $0.8 million and $0.8 million for the years ended December 31, 1994, 1995 and 1996, respectively.

     At December 31, 1995 and 1996, other assets was comprised of the following items:

                                                             DECEMBER 31,   DECEMBER 31,
                                                                 1995           1996
                                                             ------------   ------------
Excess costs over net assets acquired, net of accumulated
  amortization, of $1,370 and $1,789 at December 31, 1995
  and 1996, respectively...................................    $12,191        $32,941
Licenses, trademarks and tradenames, net of accumulated
  amortization of $600 and $878 at December 31, 1995 and
  1996, respectively.......................................      4,400         11,880
Debt issuance costs, net of accumulated amortization of $45
  at December 31, 1996.....................................         --          2,957
Other......................................................         51             45
                                                               -------        -------
          Net Other Assets.................................    $16,642        $47,823
                                                               =======        =======

INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires deferred taxes to be provided based on temporary differences between the book and tax basis of assets and liabilities using presently enacted tax rates.

NET EARNINGS (LOSS) PER COMMON SHARE

     Primary and fully diluted earnings per share are computed based upon the weighted average number of common and dilutive common equivalent shares outstanding. The dilutive effect of common equivalent shares is calculated through the use of the Treasury Stock Method. Common Stock equivalents consist of stock options and warrants.

TRANSLATION ADJUSTMENT

     The financial activity of the Company's non-U.S. operations located in Canada, Germany and Singapore are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Net assets of non-U.S. operations whose "functional" currencies are other than the U.S. dollar are translated at year end rates of exchange. Income and expense items are translated at the average exchange rate for the year.

USE OF ESTIMATES

     The presentation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUES

     The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of their fair values due to the short maturities of these instruments. The fair value of long-term obligations is estimated based on ITEQ's current financing agreement and approximates carrying value.

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash with various financial institutions. Accounts receivable at any given time are concentrated in a number of primarily domestic customers. An allowance for doubtful accounts has been provided for estimated losses. To mitigate credit risk the Company may require customers to make advance payments. At December 31, 1996, the Company had collected approximately $2,018 in such advance payments which are included in progress billings.

RECLASSIFICATIONS

     Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the December 31, 1996 presentation.

NOTE 2 -- BUSINESS COMBINATIONS

OHMSTEDE

     On November 20, 1996 (effective November 1, 1996), the Company purchased all the outstanding stock (excluding certain assets and liabilities) of Ohmstede, Inc. ("Ohmstede") for approximately $52.9 million in cash. Assets not purchased included the majority of receivables due from and a 99 percent equity investment in C&D Robotics ("C&D"), a partnership formerly consolidated by Ohmstede; a federal tax deposit made by the owners; and the cash surrender value of life insurance policies for certain owners. Additionally, the former owners received approximately $0.6 million in dividends just prior to the transaction, as set forth in the agreement with the Company. As the Company continues to rent operating space to C&D, rental fees charged to C&D are included in the financial statements.

     Air-Cure paid $52 million for Ohmstede's stock and $0.9 million for related acquisition costs. The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of the acquisition, as follows:

Working capital.............................................  $14,800
Property and equipment......................................    8,453
Intangibles.................................................    7,500
Excess of costs over net assets acquired....................   21,914
Imputed interest expense....................................      257
                                                              -------
          Total purchase price..............................  $52,924
                                                              =======

     The following unaudited pro forma consolidated results of operations assume that the purchase occurred on January 1, 1995 and include merger costs, restructuring charges, and other non-recurring expenses:

                                                            YEAR ENDED      YEAR ENDED
                                                           DECEMBER 31,    DECEMBER 31,
                                                               1995            1996
                                                           ------------    ------------
Revenues.................................................    $201,917        $193,928
Net earnings.............................................    $    699        $  2,253
Net earnings per share...................................    $    .06        $    .19

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

ALLIED

     On December 28, 1995, the Company issued 4,140 shares of its common stock in exchange for all of the outstanding common stock of Allied. The merger has been accounted for as a pooling-of-interests and, accordingly, the Company's consolidated financial statements have been restated to include the accounts and operations of Allied effective January 28, 1994, the date of inception of Allied.

     Effective January 1, 1995, Allied was granted S Corporation tax status. Accordingly, Allied did not pay U.S. Federal income taxes during 1995. Allied was included in the Company's income tax return effective December 28, 1995, and, therefore, a deferred tax liability and corresponding charge to income tax expense of approximately $0.5 million, or $.04 per share, was recorded upon closing to reflect Allied's net taxable temporary differences.

     Revenues, net earnings and related per share amounts of the merged entities are presented in the following table. The table includes unaudited pro forma net earnings and per share amounts reflecting the elimination of the nonrecurring merger costs and pro forma adjustments to present income taxes on the basis on which they will be reported in future periods.

                                                              YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                                1994           1995
                                                             AS RESTATED    AS RESTATED
                                                              (NOTE 1)       (NOTE 1)
                                                             -----------    -----------
Net revenues:
  ITEQ.....................................................    $44,713       $ 74,457
  Allied...................................................     17,113         38,707
                                                               -------       --------
          Total............................................    $61,826       $113,164
                                                               =======       ========
Net earnings:
  ITEQ.....................................................    $  (298)      $  1,557
  Allied...................................................        777           (797)
                                                               -------       --------
          Net earnings, as reported........................        479            760
Pro forma adjustments:
  Allied merger costs, net of tax..........................         --            973
  Allied Subchapter S status...............................         --           (321)
  Allied deferred tax liability............................         --            491
  Interest on convertible debt.............................         --             12
                                                               -------       --------
          Pro forma net earnings...........................    $   479       $  1,915
                                                               =======       ========
Net earnings per common share:
  As reported..............................................    $   .04       $    .07
  Pro forma................................................    $   .04       $    .17

     The "Allied merger costs, net of tax" balance of $973 related to $1.1 million in nonrecurring merger costs, the majority of which was non-deductible.

AMEREX

     On May 25, 1994, Amerex, Inc. and Amerex Industries, Inc. (collectively "Amerex") were merged into a subsidiary of the Company. In the merger, the stockholders of Amerex received $4 million and 1,256 shares of Common Stock with a fair market value of $3.69 per share at the acquisition date. The excess of the total acquisition costs over the fair value of the net assets acquired in the amount of

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

$5.9 million is being amortized on a straight-line basis over 25 years. Amerex produces and markets filtration, gas cleaning and heat recovery equipment.

     The accounts of Amerex have been included in the accompanying financial statements for the period from the date of acquisition through December 31, 1996. This acquisition has been accounted for as a purchase with the purchase price allocated to the assets acquired and liabilities assumed based upon their estimated fair market values.

NOTE 3 -- MERGER COSTS, RESTRUCTURING CHARGES AND OTHER NONRECURRING COSTS

     During 1996, the Company incurred a restructuring charge of $4.4 million, of which $3.7 million and $0.7 million were recorded as restructuring charges and cost of revenues, respectively. The charge included (i) a provision for the contractually required severance obligations to the former president and chief executive officer who was replaced in March 1996, and (ii) the cost of implementing new management's plan to reduce the Company's overall cost structure including employee severance, lease and other contract buyouts, inventory and other asset impairments, losses related to termination of unprofitable product lines, excess machinery disposal and other related costs.

     The following table summarizes the major components of the restructuring charge:

Termination pay and benefits........................  $1,300
Discontinued product lines..........................   1,656
Office relocation and consolidation.................     564
Legal...............................................     242
Other...............................................     642
                                                      ------
                                                      $4,404
                                                      ======

     When the Company committed to its restructuring plan during the first quarter, it made the decision to terminate 15 employees, including the former president and chief executive officer. By December 31, 1996, all 15 employees had been terminated. Approximately $0.9 million in severance pay and benefits, unpaid as of December 31, 1996, was paid during the first quarter of fiscal 1997. Substantially all of the terminated employees were either in management positions or were professionals including engineers and accountants.

     During the fourth quarter of fiscal 1995, the Interel and VIC subsidiaries were reorganized and combined. The reorganization of these operations and costs of settling a lawsuit resulted in a one-time charge of approximately $0.2 million. In the fourth quarter of 1995, the Company recorded a nonrecurring charge of approximately $1.1 million for acquisition costs related to the Allied merger, which is more fully described in Note 2 to the financial statements.

NOTE 4 -- CONTRACTS IN PROGRESS

     The Company obtains substantially all of its contracts through competitive bids. The Company's prerequisites for billing on contracts vary with individual contract terms. The Company sometimes has bonds or letters of credit as collateral on accounts receivable, and generally all amounts are due in the month following performance under contract except for retainages that are collected upon completion of the contract. The Company has lien rights on certain contracts.

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Costs incurred to date, estimated earnings and the related progress billings to date on contracts in progress are as follows:

                                                                 1995
                                                              AS RESTATED
                                                               (NOTE 1)        1996
                                                              -----------    --------
Costs incurred to date......................................   $ 49,137      $ 53,037
Estimated earnings..........................................     14,801        17,701
                                                               --------      --------
Revenue recognized..........................................     63,938        70,738
Progress billings to date...................................    (48,867)      (51,961)
Costs incurred for which no revenues were recognized to
  date......................................................      2,181           955
                                                               --------      --------
                                                               $ 17,252      $ 19,732
                                                               ========      ========

     The preceding is included in the accompanying consolidated balance sheets as follows:

                                                                 1995
                                                              AS RESTATED
                                                               (NOTE 1)       1996
                                                              -----------    -------
Costs and estimated earnings in excess of billings on
  uncompleted contracts.....................................    $18,067      $20,690
Billings in excess of costs and estimated earnings on
  uncompleted contracts.....................................       (815)        (958)
                                                                -------      -------
                                                                $17,252      $19,732
                                                                =======      =======

NOTE 5 -- LONG-TERM OBLIGATIONS

     Long-term obligations include the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Secured term loan note ("term loan"), maturing October 31,
  2001; due in quarterly installments of $1,500 commencing
  January 31, 1997 and increasing to $1,813 after the first
  four payments, with interest (December 31, 1996 -- 8.6%)
  fluctuating with the Offshore Rate or Base Rate defined
  below.....................................................  $10,000    $35,000
Secured note maturing November 18, 2001, under a revolving
  credit facility ("line of credit") totaling $38,000 with
  interest (December 31, 1996 -- 8.9%) fluctuating with the
  Offshore Rate or Base Rate defined below..................   11,499     25,400
Unsecured senior subordinated notes maturing November 18,
  2003, bearing interest at 12% through 1997 increasing 0.5%
  per year through maturity.................................       --     15,000
Less debt discount related to issuance of detachable
  warrants in conjunction with senior subordinated notes....       --     (2,288)
Other.......................................................       56         41
                                                              -------    -------
                                                               21,555     73,153
Less current maturities.....................................   (3,347)    (6,012)
                                                              -------    -------
Long-term obligations, net of current maturities............  $18,208    $67,141
                                                              =======    =======

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Scheduled maturities of long-term obligations are as follows:

1997........................................................  $ 6,012
1998........................................................    7,262
1999........................................................    7,262
2000........................................................    7,255
2001........................................................   32,650
Thereafter..................................................   12,712
                                                              -------
                                                              $73,153
                                                              =======

     On November 18, 1996, the Company revised its financing agreement to, among other things, increase its credit facilities with participating financial institutions ("Lenders"), including Bank of America National Trust and Savings Association ("BoA"), as agent for the Lenders. The financing consists of a $35 million term loan and a $38 million revolving line of credit facility. The term loan currently bears interest at the BoA Offshore Rate ("Offshore Rate"), as defined by BoA, plus a spread, and the line of credit bears interest at the Offshore Rate or the Base Rate plus spreads. The spread can range from 2% to 3% above the Offshore Rate and from 0.25% to 1.25% above the Base Rate. The spread increases or decreases based on the Company's leverage ratio. Substantially all of the assets of the Company serve as collateral.

     In addition to the bank financing, on November 18, 1996, the Company entered into two Senior Subordinated Notes ("Subordinated Notes") with International Mezzanine Capital, B.V. and First Commerce Capital, (collectively, the "Subordinated Note Holders"), for $13 million and $2 million, respectively. The Subordinated Notes, which mature November 18, 2003, bear interest at 12% through December 31, 1997 and increase by 0.5% per year for each year they remain unpaid. As further consideration, the Subordinated Note Holders received warrants to purchase an aggregate of 1,760 shares of the Company's Common Stock at $5.10 per share, subject to adjustment. The warrants may be exercised at any time or from time to time until they expire on November 18, 2003. The warrants were valued at approximately $2.3 million, which was reflected as equity and as a debt discount at the date of their issuance, and will be amortized as additional interest expense over the seven-year life of the Subordinated Notes.

     The debt obligations require the Company to maintain certain levels of working capital and stockholders' equity and contain other provisions, some of which restrict expenditures for the purchase of the Company's stock, for capital expenditures and for payment of dividends. Such agreements also limit, subject to the Lenders' and Subordinated Note Holders' consent, the creation, incurrence or assumption of indebtedness (as defined by the agreements) and acquisitions and investments. At December 31, 1996, the Company was in compliance with the provisions of its debt agreements.

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6 -- LEASE COMMITMENTS

     The Company and its subsidiaries are obligated under various leases for office and manufacturing facilities and certain machinery, equipment and fixtures. Certain leases have renewal or escalation clauses or both. The following is a schedule of minimum rental commitments under all non-cancellable leases which expire at various dates:

YEAR ENDING DECEMBER 31,
------------------------
         1997...........................................................  $  924
         1998...........................................................     795
         1999...........................................................     667
         2000...........................................................     599
         2001...........................................................     571
         Thereafter.....................................................   1,579
                                                                          ------
                                                                          $5,135
                                                                          ======

     The leases provide for payment of maintenance and other expenses by the Company. Rent expense was $1.1 million, $1.2 million, and $1.2 million for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 7 -- INCOME TAXES

     Provision for income taxes consists of the following:

                                               YEAR ENDED DECEMBER 31,
                                          ---------------------------------
                                           1994         1995         1996
                                          -------      -------      -------
Current:
  Federal...............................  $   644      $ 1,069      $    --
  State.................................      105          201           --
  Foreign...............................       33          112          160
                                          -------      -------      -------
                                              782        1,382          160
                                          -------      -------      -------
Deferred:
  Federal...............................      119           99         (419)
  State.................................        6           19          (74)
  Foreign...............................     (569)          --          337
                                          -------      -------      -------
                                             (444)         118         (156)
                                          -------      -------      -------
Provision for income taxes..............  $   338      $ 1,500      $     4
                                          =======      =======      =======

     The earnings before taxes relating to foreign operations totaled approximately $0.1 million and $1.4 million for the years ended December 31, 1995 and 1996, respectively. The loss before taxes relating to foreign operations totaled approximately $1.3 million for the year ended December 31, 1994.

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The tax effects of the financial reporting and income tax reporting basis differences which give rise to the deferred income tax asset and liability are as follows:

                                              DECEMBER 31,
                                          --------------------
                                           1995         1996
                                          -------      -------
Net current deferred income tax assets:
  Compensation recognition..............  $    --      $   382
  Accruals and reserves.................      439        1,056
  Tax benefit carryforwards.............       --          825
  Contract accounting...................     (213)        (316)
  Other.................................       14           32
                                          -------      -------
                                          $   240      $ 1,979
                                          =======      =======
Net non-current deferred income tax
  liabilities:
  Tax benefit carryforwards.............  $   524      $   208
  Property and equipment................     (444)        (692)
  Intangible assets.....................     (197)        (313)
  Other.................................        6            2
  Valuation allowance...................     (146)        (146)
                                          -------      -------
                                          $  (257)     $  (941)
                                          =======      =======

     The valuation allowance relates to deferred tax assets established under SFAS No. 109 for losses incurred in foreign subsidiaries. These losses will be carried forward to future years for utilization and are not expected to expire.

     As of December 31, 1995 and 1996, the Company had regular U.S. and foreign net operating loss carryforwards for tax reporting purposes totaling approximately $1.3 million and $2.6 million, respectively. The majority of the foreign net operating loss carryforwards do not have an expiration date.

     Differences between the Company's effective income tax rate and the statutory federal income tax rate are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                             1994      1995      1996
                                                             -----    -------    -----
Tax provision at the federal statutory income tax rate.....   $277     $  768     $(28)
Differences in foreign versus U.S. tax rates...............    (79)         7        9
State income taxes, net of federal benefit.................     46        178      (74)
Amortization of intangible assets..........................     70        104       84
Non-deductible acquisition costs...........................     --        234       --
S Corporation income.......................................     --       (202)      --
Conversion from S-Corporation..............................     --        491       --
Valuation allowance........................................     --       (137)      --
Other......................................................     24         57       13
                                                              ----     ------     ----
          Total Tax Provision..............................   $338     $1,500     $  4
                                                              ====     ======     ====

     During 1995, the valuation allowance was reduced by $137 in order to properly recognize the portion of the Company's deferred tax asset which was more likely than not to be realized.

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8 -- STOCK WARRANTS AND OPTIONS

STOCK WARRANTS

     Following is a summary of the warrants outstanding at December 31, 1996:

                                                          STOCK      EXERCISE
                                          OUTSTANDING    ISSUABLE     PRICE
                                 DATE         AND          UPON        PER       EXPIRATION
         DESCRIPTION            ISSUED    EXERCISABLE    EXERCISE     SHARE         DATE
         -----------            ------    -----------    --------    --------    ----------
Financial advisor:
  Warrants....................   6/92          100          140       $4.42         6/97
  Warrants....................   4/96           34           34       $4.72         4/98
Underwriter warrants..........  12/92           50           50       $4.80        12/97
Subordinated debt warrants....  11/96        1,760        1,760       $5.10        11/03
                                             -----        -----
          Total...............               1,944        1,984
                                             =====        =====

     No warrants have been exercised. The exercise price of the subordinated debt warrants and the financial advisor warrants issued in June of 1992 are subject to adjustment.

STOCK OPTIONS

     On October 1, 1990, the Company's Board of Directors approved an Employee Stock Option Plan (the "Plan") which was subsequently amended and which provides for the issuance of up to 10% of the Company's outstanding shares of Common Stock shares but initially not less than 1,250 shares of Common Stock (subject to anti-dilution provisions). Options granted expire in five to ten years, and the option price, which must be at least the fair market value of the Company's stock at the date of grant can be paid in cash or in shares of the Company's Common Stock. Options may not be transferred by the optionee other than by will or the laws of descent and distribution.

     The Company's Board of Directors approved the Directors' Stock Option Plan on May 19, 1993, which provides for the issuance of up to 200 shares of Common Stock (subject to anti-dilution provisions). The plan currently provides that each outside director will be granted an option to purchase 10 shares of Common Stock at the fair market value of the Common Stock at the date of grant at each time the director is elected, re-elected or appointed to the Board of Directors. Options granted under this plan expire after ten years, and the option price must be paid in cash. Options may not be transferred by the optionee other than by will or the laws of descent and distribution.

     The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation", the Company's net earnings (loss) and net earnings (loss) per common share would have been reduced to the following pro forma amounts:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1995     1996
                                                              -----    ----
Net earnings (loss):
  As reported...............................................  $ 760    $(86)
  Pro forma.................................................    730    (199)
Net earnings (loss) per common share:.......................
  As reported...............................................    .07    (.01)
  Pro forma.................................................    .06    (.02)

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of the pro forma cost to be expected in future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                  1995 GRANTS         1996 GRANTS
                                                ---------------    -----------------
Expected dividend yield.......................        0%                  0%
Expected stock price volatility...............  39.74% - 45.09%     42.88% - 44.85%
Risk free interest rate.......................   5.43% - 6.48%       5.38% - 6.93%
Expected life of options......................   5 to 10 years      4.25 - 10 years

     A summary of the status of the Company's two stock option plans at December 31, 1995 and 1996 and changes during the years then ended is presented in the table below.

                                                     1995                   1996
                                              -------------------    -------------------
                                                         WTD AVG                WTD AVG
                                              SHARES    EX PRICE     SHARES    EX PRICE
                                              ------    ---------    ------    ---------
Outstanding at beginning of year............    751      $ 4.00        953      $ 3.63
Granted.....................................    249        2.50        385        3.66
Exercised...................................     --       (3.38)       (42)      (3.15)
Forfeited...................................    (47)      (3.52)      (201)      (3.42)
Expired.....................................     --          --         --          --
                                              -----      ------      -----      ------
Outstanding at end of year..................    953      $ 3.63      1,095      $ 3.70
                                              =====      ======      =====      ======
Exercisable at end of year..................    474      $ 3.96        681      $ 3.88
                                              =====      ======      =====      ======
Weighted average fair value of options
  granted...................................  $1.19                  $1.78
                                              =====                  =====

     The options outstanding at December 31, 1996 have exercise prices between $2.44 and $4.75 and a weighted average remaining contractual life of 4.44 years.

     The Company maintains an Employee Stock Purchase Plan whereby all employees are eligible for participation after ninety days of service. Under this plan, employees may purchase stock at 90% of the current market price of the stock. During the years ended December 31, 1995 and December 31, 1996, 15 and 15 shares, respectively, were issued under the plan.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company is party to certain legal proceedings which are considered by management to be customary and incidental to its business. In the opinion of management, after consulting with legal counsel, the ultimate disposition of these lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

                          ITEQ, INC. AND SUBSIDIARIES

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 10 -- MAJOR CUSTOMERS AND FOREIGN OPERATIONS

     Due to the nature of the Company's business, contracts are generally nonrecurring. For the year ended December 31, 1996, no single customer accounted for 10% of revenues. For the years ended December 31, 1994 and 1995, a single customer accounted for revenues of 11% and 10%, respectively.

     Financial data by geographical area is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------------
                                                                   1995
                                                      1994          AS
                                                  AS RESTATED    RESTATED
                                                    (NOTE 1)     (NOTE 1)       1996
                                                  ------------   --------    -----------
Revenue:
  North America.................................    $56,764      $101,546     $ 96,024
  Europe........................................      1,913         6,974        8,866
  Asia..........................................      3,149         4,644        5,914
                                                    -------      --------     --------
          Total.................................    $61,826      $113,164     $110,804
                                                    =======      ========     ========
Operating profit (loss):
  North America.................................    $ 2,558      $  2,640        1,237
  Europe........................................     (1,140)          404          620
  Asia..........................................        175           392          416
                                                    -------      --------     --------
          Total.................................    $ 1,593      $  3,436     $  2,273
                                                    =======      ========     ========
Identifiable assets:
  North America.................................    $47,916      $ 63,983     $128,915
  Europe........................................      3,214         4,276        5,633
  Asia..........................................      1,670         2,585        1,840
                                                    -------      --------     --------
          Total.................................    $52,800      $ 70,844     $136,388
                                                    =======      ========     ========

     Including exports, international sales accounted for approximately 23% of total revenues in 1996.

NOTE 11 -- SUBSEQUENT EVENT (UNAUDITED)

     The Company is in the process of filing a registration statement on Form S-2 to register for sale 5.1 million shares of common stock (4.3 million from the Company and 0.8 million from certain selling stockholders). The primary use of the offering proceeds to the Company will be to reduce debt incurred in the aforementioned acquisitions and for potential future acquisitions.

---------------------------------------------------------
NO DEALER, SALESPERSON OR OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR MAKE ANY
REPRESENTATIONS NOT CONTAINED IN THIS
PROSPECTUS IN CONNECTION WITH THE
OFFERING COVERED BY THIS PROSPECTUS.
IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY OR THE UNDERWRITERS. THIS
PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL, OR A SOLICITATION OF
AN OFFER TO BUY, THE COMMON STOCK IN
ANY JURISDICTION WHERE, OR TO ANY
PERSON TO WHOM, IT IS UNLAWFUL TO
MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS
PROSPECTUS NOR ANY SALE MADE
HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE AN IMPLICATION
THAT THERE HAS NOT BEEN ANY CHANGE IN
THE FACTS SET FORTH IN THIS
PROSPECTUS OR IN THE AFFAIRS OF THE
COMPANY SINCE THE DATE HEREOF.

-------------------------------------

          TABLE OF CONTENTS


                                        PAGE
                                        ----

Prospectus Summary....................    3
Risk Factors..........................    6
Recent Developments...................    8
Use of Proceeds.......................    8
Price Range of Common Stock...........    9
Dividend Policy.......................    9
Capitalization........................   10
Selected Historical and Pro Forma
  Combined Financial Data.............   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   18
Management............................   24
Principal and Selling Stockholders....   26
Description of Capital Stock..........   27
Certain United States Federal Tax
  Consequences to Non-United States
  Holders.............................   31
Underwriting..........................   33
Legal Matters.........................   34
Experts...............................   35
Available Information.................   35
Incorporation of Documents by
  Reference...........................   36
Index to Consolidated Financial
  Statements..........................  F-1


---------------------------------------------------------

         [ITEQ LOGO]


         5,050,000 SHARES

         COMMON STOCK


         DEUTSCHE MORGAN GRENFELL


         EVEREN SECURITIES, INC.


         SANDERS MORRIS MUNDY


         PROSPECTUS


         MAY   , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the Company in connection with this Offering of the Common Stock to be registered and offered hereby are as follows:

Securities and Exchange Commission registration fee.........  $ 12,267
NASD filing fee.............................................     4,548
Nasdaq National Market listing fee..........................    10,000
Printing expenses...........................................   150,000
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................    75,000
Transfer Agent and Registrar Fees...........................     5,000
Representatives' accountable expense allowance..............   100,000
Miscellaneous...............................................    43,185
                                                              --------
          TOTAL.............................................  $550,000
                                                              ========

---------------
* To be filed by Amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper stock purchase or redemption or any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145(a) of the General Corporation Law of the State of Delaware ("DGCL") grants to the Company the authority to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of the directors who are not parties to such action, suit, or proceeding, even through less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders. The Certificate of Incorporation provides for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law.

     In a suit brought to obtain a judgment in the corporation's favor, whether by the Company itself or derivatively by a stockholder, Section 145(b) of the DGCL only allows the Company to indemnify for expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the Company may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the Company except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. According to the statute, in any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

     Section 145 of the DGCL also allows the Company to purchase and maintain insurance on behalf of its directors and officers against liabilities that may be asserted against, or incurred by, such persons in any such capacity, whether the Company would have the authority to indemnify such person against liability under the provisions of Section 145. The Company intends to purchase and maintain a directors' and officers' liability policy for such purposes.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement for certain provisions regarding the indemnification of the Company, its officers and directors and any controlling persons by the Underwriters against certain liabilities for information furnished by the Underwriters.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following is a list of all the exhibits and financial statement schedules filed as part of the Registration Statement.

     (a) Exhibits:


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
   *1.1  --   Form of Underwriting Agreement.
    3.1  --   Certificate of Incorporation of Registrant, as amended
              (Filed as an exhibit to Form 10-Q for the quarter ended June
              30, 1995 and incorporated herein by reference).
    3.2  --   Certificate of Amendment to Certificate of Incorporation of
              Registrant (Filed as an exhibit to Form 8-K dated March 7,
              1997 and incorporated herein by reference).
    3.3  --   Bylaws of the Registrant, as amended (Filed as an exhibit to
              Form 10-Q for the quarter ended September 30, 1995 and
              incorporated herein by reference).
    4.1  --   Specimen Common Stock Certificate.
    4.2  --   See Exhibits 3.1 and 3.3 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of holders of Common Stock.
    4.3  --   Amended and Restated Credit Agreement dated November 18,
              1996, among the Registrant, Bank of America National Trust and Savings Association, as Agent, The First National Bank
              of Boston, as Co-Agent and certain other financial
              institutions. (Filed as an exhibit to Form 8-K dated
              December 5, 1996 and incorporated herein by reference).
    4.4  --   Subordination Agreement among the Registrant and various
              financial institutions (the "Senior Lenders"), including
              Bank of America National Trust and Savings Association, as
              Agent, and The First National Bank of Boston, as Co-Agent.
              (Filed as an exhibit to Form 8-K dated December 5, 1996 and incorporated herein by reference).
    4.5  --   Subordinated Note and Purchase Agreement dated November 18,
              1996, among the Registrant, International Mezzanine Capital,
              B.V. ("Mezzanine") and First Commerce Corporation ("First
              Commerce"). (Filed as an exhibit to Form 8-K dated December
              5, 1996 and incorporated herein by reference).
    4.6  --   Senior Subordinated Note due November 18, 2003, between the
              Registrant and Mezzanine, dated November 18, 1996. (Filed as an exhibit to Form 8-K dated December 5, 1996 and
              incorporated herein by reference).

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
    4.7  --   Senior Subordinated Note due November 18, 2003, between the
              Registrant and First Commerce, dated November 18, 1996.
              (Filed as an exhibit to Form 8-K dated December 5, 1996 and incorporated herein by reference).
    4.8  --   Guaranty dated November 18, 1996, executed by the Registrant in favor of Mezzanine and First Commerce. (Filed as an
              exhibit to Form 8-K dated December 5, 1996 and incorporated herein by reference).
    4.9  --   Warrant Agreement, dated November 18, 1996, between the
              Registrant and Mezzanine. (Filed as an exhibit to Form 8-K dated December 5, 1996 and incorporated herein by
              reference).
   4.10  --   Warrant Agreement dated November 18, 1996, between the
              Registrant and First Commerce. (Filed as an exhibit to Form
              8-K dated December 5, 1996 and incorporated herein by
              reference).
   4.11  --   Registration Rights Agreement dated November 18, 1996, among the Registrant, Mezzanine, and First Commerce. (Filed as an
              exhibit to Form 8-K dated December 5, 1996 and incorporated herein by reference).
   4.12  --   Warrant Agreement, dated April 24, 1996, between the
              Registrant and Sanders Morris Mundy, Inc. (Filed as an
              exhibit to Form 10-Q for the quarter ended September 30,
              1996 and incorporated herein by reference).
   4.13  --   Warrant Agreement, dated December 1992, between Registrant and Pennsylvania Merchant Group, Ltd. (Filed as an exhibit to Form 10-K for fiscal year ending March 31, 1993 and
              incorporated herein by reference).
    5.1  --   Opinion of Porter & Hedges, L.L.P. as to the legality of the securities being registered.
   10.1  --   Agreement and Plan of Merger dated September 19, 1996, among the Registrant, Air-Cure Acquisition, Inc. and Ohmstede,
              Inc. (Filed as an exhibit to Form 10-Q for the quarter ended
              September 30, 1996 and incorporated herein by reference).
   10.2  --   Agreement and Plan of Merger dated October 13, 1995, among the Registrant, Air-Cure Acquisition Corporation, Allied
              Industries, Inc., Mark E. Johnson and Pierre S. Melcher.
              (Filed as an exhibit to Post-Effective Amendment No. 1 to
              Form S-4 Registration Statement (No. 33-92308) and
              incorporated herein by reference).
   10.3  --   Agreement and Plan of Merger dated April 28, 1994, among the
              Registrant., VIC Acquisition Corporation, VIC Environmental
              Systems, Inc. and Ronald E. Lewis. (Filed as an exhibit to
              Post-Effective Amendment No. 1 to Form S-1 Registration
              Statement (No. 33-69524) and incorporated herein by
              reference).
   10.4  --   Agreement and Plan of Merger dated April 5, 1994, among the
              Registrant, Air-Cure Acquisition Corporation, Amerex, Inc.,
              Amerex Industries, Inc. and certain other parties. (Filed as an exhibit to Post-Effective Amendment No. 1 to Form S-1
              Registration Statement (No. 33-69524) and incorporated
              herein by reference).
   10.5  --   Employment Agreement dated March 1, 1996, between the
              Registrant and Lawrance W. McAfee. (Filed as an exhibit to
              Form 10-Q for the quarter ended September 30, 1996 and
              incorporated herein by reference).
   10.6  --   Employment Agreement dated December 29, 1995, between the
              Registrant and Mark E. Johnson. (Filed as an exhibit to Form
              10-K for the year ended December 31, 1995 and incorporated herein by reference).
   10.7  --   Employment Agreement dated December 29, 1995, between the
              Registrant and Pierre S. Melcher. (Filed as an exhibit to
              Form 10-K for the year ended December 31, 1995 and
              incorporated herein by reference).

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
   10.8  --   Employment Agreement dated March 1, 1995, between the
              Registrant and John P. Fitzpatrick. (Filed as an exhibit to
              Form 10-K for the year ended December 31, 1994 and
              incorporated herein by reference).
   10.9  --   Employment Agreement dated December 17, 1992, between the
              Registrant and Michael P. Lawlor. (Filed as an exhibit to
              Form 10-K for the fiscal year ended March 31, 1993 and
              incorporated herein by reference).
  10.10  --   Employees Stock Purchase Plan, as amended, dated December
              15, 1994. (Filed as an exhibit to Form 10-K for year ended
              December 31, 1994 and incorporated herein by reference).
  10.11  --   Director Stock Option Plan, as amended. (Plan filed as an
              exhibit to Proxy Statement for Annual Meeting of
              Stockholders held on June 29, 1995, and amendment filed as an exhibit to Form 10-Q for the quarter ended June 30, 1996, both of which are incorporated herein by reference).
  10.12  --   Amended and Restated 1990 Stock Option Plan, as amended,
              dated June 29, 1995. (Filed as an exhibit to Proxy Statement for Annual Meeting of Stockholders held on June 29, 1995 and incorporated herein by reference).
  10.13  --   Form of Stock Option Agreement. (Filed as an exhibit to Form
              10-K for the fiscal year ended March 31, 1993 and
              incorporated herein by reference).
  10.14  --   Lease Agreement dated May 25, 1994, between Halligan and
              Labbe Enterprises, L.L.C. and Amerex Industries, Inc. (Filed
              as an exhibit to Form 10-K for the year ended December 31,
              1994 and incorporated herein by reference).
  10.15  --   License and Technical Assistance Agreement dated August 28,
              1991, between Interel Environmental Technologies, Inc. and
              Heinrich Luhr Staubtechnik GmbH & Co. (Filed as an exhibit to Form S-1 (No. 33-44205).
 *10.16  --   Acquisition Agreement dated as of April 24, 1997, between
              the Company and the owners of Exell.
  *23.1  --   Consent of Arthur Andersen LLP.
  *23.2  --   Consent of Melton & Melton.
  *23.3  --   Consent of KPMG Peat Marwick LLP.
   23.4  --   Consent of Porter & Hedges, L.L.P. (contained in opinion
              filed as Exhibit 5.1).
   24.1  --   Power of Attorney (included on signature page).


---------------
*  Filed herewith.


ITEM 17.  UNDERTAKINGS


     The undersigned Company hereby undertakes:

     (1) That for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 1, 1997.


                                        ITEQ, INC.

                                        By:       /s/ MARK E. JOHNSON
                                           -------------------------------------
                                           Mark E. Johnson, Chairman of the
                                            Board,
                                           President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the indicated capacities and on the 1st day of May, 1997.


                      SIGNATURE                                              TITLE
                      ---------                                              -----

                 /s/ MARK E. JOHNSON                       Director, Chairman of the Board, President
-----------------------------------------------------        and Chief Executive Officer (Principal
                   Mark E. Johnson                           Executive Officer)

                          *                                Director, Executive Vice President, Chief
-----------------------------------------------------        Financial Officer and Secretary
                 Lawrance W. McAfee                          (Principal Financial Officer and
                                                             Principal Accounting Officer)

                          *                                Director and Senior Vice President
-----------------------------------------------------
                  Pierre S. Melcher

                          *                                Director
-----------------------------------------------------
                  Thomas N. Amonett

                          *                                Director
-----------------------------------------------------
                  T. William Porter

                          *                                Director
-----------------------------------------------------
                   James L. Rainey

                                                           Director
-----------------------------------------------------
                    James A. Read

              *By: /s/ MARK E. JOHNSON
  ------------------------------------------------
                   Mark E. Johnson
          Chairman of the Board, President
             and Chief Executive Officer
                 As Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
   *1.1  --   Form of Underwriting Agreement.
    3.1  --   Certificate of Incorporation of Registrant, as amended
              (Filed as an exhibit to Form 10-Q for the quarter ended June
              30, 1995 and incorporated herein by reference).
    3.2  --   Certificate of Amendment to Certificate of Incorporation of
              Registrant (Filed as an exhibit to Form 8-K dated March 7,
              1997 and incorporated herein by reference).
    3.3  --   Bylaws of the Registrant, as amended (Filed as an exhibit to
              Form 10-Q for the quarter ended September 30, 1995 and
              incorporated herein by reference).
    4.1  --   Specimen Common Stock Certificate.
    4.2  --   See Exhibits 3.1 and 3.3 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of holders of Common Stock.
    4.3  --   Amended and Restated Credit Agreement dated November 18,
              1996, among the Registrant, Bank of America National Trust and Savings Association, as Agent, The First National Bank
              of Boston, as Co-Agent and certain other financial
              institutions. (Filed as an exhibit to Form 8-K dated
              December 5, 1996 and incorporated herein by reference).
    4.4  --   Subordination Agreement among the Registrant and various
              financial institutions (the "Senior Lenders"), including
              Bank of America National Trust and Savings Association, as
              Agent, and The First National Bank of Boston, as Co-Agent.
              (Filed as an exhibit to Form 8-K dated December 5, 1996 and incorporated herein by reference).
    4.5  --   Subordinated Note and Purchase Agreement dated November 18,
              1996, among the Registrant, International Mezzanine Capital,
              B.V. ("Mezzanine") and First Commerce Corporation ("First
              Commerce"). (Filed as an exhibit to Form 8-K dated December
              5, 1996 and incorporated herein by reference).
    4.6  --   Senior Subordinated Note due November 18, 2003, between the
              Registrant and Mezzanine, dated November 18, 1996. (Filed as an exhibit to Form 8-K dated December 5, 1996 and
              incorporated herein by reference).
    4.7  --   Senior Subordinated Note due November 18, 2003, between the
              Registrant and First Commerce, dated November 18, 1996.
              (Filed as an exhibit to Form 8-K dated December 5, 1996 and incorporated herein by reference).
    4.8  --   Guaranty dated November 18, 1996, executed by the Registrant in favor of Mezzanine and First Commerce. (Filed as an
              exhibit to Form 8-K dated December 5, 1996 and incorporated herein by reference).
    4.9  --   Warrant Agreement, dated November 18, 1996, between the
              Registrant and Mezzanine. (Filed as an exhibit to Form 8-K dated December 5, 1996 and incorporated herein by
              reference).
   4.10  --   Warrant Agreement dated November 18, 1996, between the
              Registrant and First Commerce. (Filed as an exhibit to Form
              8-K dated December 5, 1996 and incorporated herein by
              reference).
   4.11  --   Registration Rights Agreement dated November 18, 1996, among the Registrant, Mezzanine, and First Commerce. (Filed as an
              exhibit to Form 8-K dated December 5, 1996 and incorporated herein by reference).
   4.12  --   Warrant Agreement, dated April 24, 1996, between the
              Registrant and Sanders Morris Mundy, Inc. (Filed as an
              exhibit to Form 10-Q for the quarter ended September 30,
              1996 and incorporated herein by reference).

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
   4.13  --   Warrant Agreement, dated December 1992, between Registrant and Pennsylvania Merchant Group, Ltd. (Filed as an exhibit to Form 10-K for fiscal year ending March 31, 1993 and
              incorporated herein by reference).
    5.1  --   Opinion of Porter & Hedges, L.L.P. as to the legality of the securities being registered.
   10.1  --   Agreement and Plan of Merger dated September 19, 1996, among the Registrant, Air-Cure Acquisition, Inc. and Ohmstede,
              Inc. (Filed as an exhibit to Form 10-Q for the quarter ended
              September 30, 1996 and incorporated herein by reference).
   10.2  --   Agreement and Plan of Merger dated October 13, 1995, among the Registrant, Air-Cure Acquisition Corporation, Allied
              Industries, Inc., Mark E. Johnson and Pierre S. Melcher.
              (Filed as an exhibit to Post-Effective Amendment No. 1 to
              Form S-4 Registration Statement (No. 33-92308) and
              incorporated herein by reference).
   10.3  --   Agreement and Plan of Merger dated April 28, 1994, among the
              Registrant., VIC Acquisition Corporation, VIC Environmental
              Systems, Inc. and Ronald E. Lewis. (Filed as an exhibit to
              Post-Effective Amendment No. 1 to Form S-1 Registration
              Statement (No. 33-69524) and incorporated herein by
              reference).
   10.4  --   Agreement and Plan of Merger dated April 5, 1994, among the
              Registrant, Air-Cure Acquisition Corporation, Amerex, Inc.,
              Amerex Industries, Inc. and certain other parties. (Filed as an exhibit to Post-Effective Amendment No. 1 to Form S-1
              Registration Statement (No. 33-69524) and incorporated
              herein by reference).
   10.5  --   Employment Agreement dated March 1, 1996, between the
              Registrant and Lawrance W. McAfee. (Filed as an exhibit to
              Form 10-Q for the quarter ended September 30, 1996 and
              incorporated herein by reference).
   10.6  --   Employment Agreement dated December 29, 1995, between the
              Registrant and Mark E. Johnson. (Filed as an exhibit to Form
              10-K for the year ended December 31, 1995 and incorporated herein by reference).
   10.7  --   Employment Agreement dated December 29, 1995, between the
              Registrant and Pierre S. Melcher. (Filed as an exhibit to
              Form 10-K for the year ended December 31, 1995 and
              incorporated herein by reference).
   10.8  --   Employment Agreement dated March 1, 1995, between the
              Registrant and John P. Fitzpatrick. (Filed as an exhibit to
              Form 10-K for the year ended December 31, 1994 and
              incorporated herein by reference).
   10.9  --   Employment Agreement dated December 17, 1992, between the
              Registrant and Michael P. Lawlor. (Filed as an exhibit to
              Form 10-K for the fiscal year ended March 31, 1993 and
              incorporated herein by reference).
  10.10  --   Employees Stock Purchase Plan, as amended, dated December
              15, 1994. (Filed as an exhibit to Form 10-K for year ended
              December 31, 1994 and incorporated herein by reference).
  10.11  --   Director Stock Option Plan, as amended. (Plan filed as an
              exhibit to Proxy Statement for Annual Meeting of
              Stockholders held on June 29, 1995, and amendment filed as an exhibit to Form 10-Q for the quarter ended June 30, 1996, both of which are incorporated herein by reference).
  10.12  --   Amended and Restated 1990 Stock Option Plan, as amended,
              dated June 29, 1995. (Filed as an exhibit to Proxy Statement for Annual Meeting of Stockholders held on June 29, 1995 and incorporated herein by reference).
  10.13  --   Form of Stock Option Agreement. (Filed as an exhibit to Form
              10-K for the fiscal year ended March 31, 1993 and
              incorporated herein by reference).

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
  10.14  --   Lease Agreement dated May 25, 1994, between Halligan and
              Labbe Enterprises, L.L.C. and Amerex Industries, Inc. (Filed
              as an exhibit to Form 10-K for the year ended December 31,
              1994 and incorporated herein by reference).
  10.15  --   License and Technical Assistance Agreement dated August 28,
              1991, between Interel Environmental Technologies, Inc. and
              Heinrich Luhr Staubtechnik GmbH & Co. (Filed as an exhibit to Form S-1 (No. 33-44205).
 *10.16  --   Acquisition Agreement dated as of April 24, 1997, between
              the Company and the owners of Exell.
  *23.1  --   Consent of Arthur Andersen LLP.
  *23.2  --   Consent of Melton & Melton.
  *23.3  --   Consent of KPMG Peat Marwick LLP.
   23.4  --   Consent of Porter & Hedges, L.L.P. (contained in opinion
              filed as Exhibit 5.1).
   24.1  --   Power of Attorney (included on signature page).


---------------
*  Filed herewith.